Filed pursuant to Rule 424(b)(3)
                                                Registration Number 333-86249


                                   Prospectus


                     FIRST NATIONAL COMMUNITY BANCORP, INC.

                          75,000 Shares of Common Stock

                               Price $40 per share


     First National Community Bancorp, Inc. is offering shares of its common stock. We are selling these shares directly on a best efforts basis and not through underwriters, brokers or dealers. There is no minimum number of shares that must be sold nor a minimum amount of subscriptions that we must accept before we can use the proceeds. The offering will begin on October 15, 1999, or as soon as practical after this registration statement becomes effective, and will end on November 30, 1999, unless extended until December 22, 1999. The minimum amount that you may subscribe for is $1,000.00 of common stock (25 shares) and the maximum amount is $250,000.00 (6,250 shares). Our address is 102
East Drinker Street, Dunmore, Pennsylvania 18512-2491, and our telephone number is (570) 346-7667.

     Our common stock trades on the OTC Bulletin Board under the symbol "FNCB".

     This offering involves a degree of risk. See "Risk Factors" beginning on page 3 for information that prospective purchasers should consider before investing in our common stock.

     Our shares of common stock are not savings accounts, deposits or other obligations of a bank or savings association and are not insured by the FDIC or any other governmental agency.

     Neither the Securities and Exchange Commission, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the
Board of Governors of the Federal Reserve System nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.



                 The date of this prospectus is October 22, 1999

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                                                 TABLE OF CONTENTS
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                                                                                                       PAGE
                                                                                                       ----
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PROSPECTUS SUMMARY........................................................................................1
         The Company......................................................................................1
         The Offering.....................................................................................1

RISK FACTORS..............................................................................................3
         Our profitability is dependent on the profitability of our subsidiary bank.......................3
         A downturn in the economic conditions in our market areas may adversely affect our business................................................................................3
         You will have a minimal influence on shareholder decisions.......................................3
         Possible future sales of our common stock by our directors and executive officers could cause the market value of our common stock to decline...................................4
         Regulatory restrictions on dividend payments from our subsidiary bank may affect our ability to pay dividends to our shareholders.............................4
         The trading market for our common stock is not active............................................4
         We do not currently have specific uses for the offering proceeds.................................4
         Anti-takeover provisions in our articles of incorporation and bylaws and certain provisions of Pennsylvania law may discourage or prevent a takeover of our company and result in a lower market price for our common stock..................4
         Our future success is dependent on our ability to compete effectively in the highly competitive banking industry.................................................5
         Changes in the law and regulations may affect our ability to do business, our costs, and our profits..............................................................5
         Increases in interest rates could make us less profitable........................................6
         Our allowance for loan losses may prove to be insufficient to absorb potential losses in our loan portfolio..................................................6
         Changes in real estate values may adversely impact our loans that are secured by real estate..................................................................7
         We could incur significant costs or losses if our computer systems are unable to handle the transition to the year 2000 or if our customers'
                  or suppliers' businesses are interrupted because of year 2000 issues....................7

FORWARD-LOOKING STATEMENTS................................................................................7

CAPITALIZATION............................................................................................8

STOCK PRICES, DIVIDENDS AND RELATED SHAREHOLDER MATTERS...................................................9
         Dividend Policy.................................................................................10

DETERMINATION OF OFFERING PRICE..........................................................................10

USE OF PROCEEDS..........................................................................................11

PLAN OF DISTRIBUTION.....................................................................................11

SUBSCRIPTION PROCEDURE...................................................................................12

DESCRIPTION OF SECURITIES................................................................................13
         Common Stock....................................................................................13
         Securities Laws.................................................................................13
         Anti-Takeover Provisions........................................................................13

BUSINESS AND PROPERTIES..................................................................................18
         Properties......................................................................................18
         Business........................................................................................19
         Competition.....................................................................................20

SUPERVISION AND REGULATION...............................................................................20
         Adequacy Guidelines.............................................................................21
         Prompt Corrective Action Rules..................................................................22
         Regulatory Restrictions on Dividends............................................................22
         FDIC Insurance Assessments......................................................................23
         New Legislation.................................................................................24
         Interstate Banking..............................................................................24
         Employees.......................................................................................24

LEGAL PROCEEDINGS........................................................................................24

SELECTED FINANCIAL DATA..................................................................................25

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS..................................................26

YEAR 2000 COMPLIANCE.....................................................................................53

DIRECTORS AND EXECUTIVE OFFICERS.........................................................................56
         Family Relationships............................................................................57

EXECUTIVE COMPENSATION...................................................................................58

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...........................................................59
         Indebtedness of Management......................................................................59
         The Board of Directors..........................................................................59
         Compensation of Directors.......................................................................60
         Compensation Committee Interlocks and Insider Participation.....................................60
         Employment Agreement............................................................................60

BENEFICIAL OWNERSHIP OF SHARES...........................................................................62

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TRANSFER AGENT...........................................................................................63

EXPERTS  ................................................................................................63

LEGAL MATTERS............................................................................................64

WHERE YOU CAN FIND MORE INFORMATION......................................................................64

INDEX TO FINANCIAL STATEMENTS...........................................................................F-1

                            Anti-Takeover Provisions

     First National Community Bancorp, Inc.'s articles of incorporation and bylaws include certain provisions that may be considered "anti-takeover" in nature. They may have the effect of discouraging or making the acquisition of control over us more difficult by means of an unsolicited tender or exchange offer, proxy contest or similar transaction. The provisions in our articles of incorporation that may be considered anti-takeover in nature include the following:

     o a provision that provides for substantial authorized but unissued capital stock,

     o a provision that denies shareholders the right to cumulate their votes in the election of directors,

     o a provision that establishes criteria to be applied by the Board of Directors in evaluating an acquisition proposal,

     o a provision that denies shareholders preemptive rights to subscribe to purchase additional shares of stock on a pro rata basis, and

     o a provision that requires greater than a majority vote to amend certain provisions of our articles of incorporation.

     The provisions of our bylaws that may be considered to be anti-takeover in nature include the following:

     o   a provision that establishes a classified Board of Directors, and

     o a provision that requires greater than a majority vote in order to amend our bylaws.

     The overall effect of these provisions may result in the entrenchment of current management by enabling it to retain its current position and placing it in a better position to resist changes that shareholders may want to make if dissatisfied with the conduct of our management and business, regardless of whether these changes are desired by or are beneficial to a majority of the shareholders. You may determine that these provisions are not in your best interest inasmuch as they may substantially limit your voting power.

     As a Pennsylvania business corporation, we are also subject to the Pennsylvania Business Corporation Law of 1988, as amended, which includes provisions applicable to us that may have similar effects. As stated above, these provisions may have the effect of entrenching management against the wishes of the shareholders. See "Risk Factors" and "Description of Securities -- Anti-Takeover Provisions."

                               PROSPECTUS SUMMARY

     The following summary highlights selected information from this prospectus and may not contain all the information that is important to you. We encourage you, as a prospective investor, to read this entire prospectus carefully, including the financial statements and related notes beginning on page F-1, before investing in the offered securities.

The Company

     First National Community Bancorp, Inc. is a Pennsylvania business corporation and a registered bank holding company incorporated in February, 1997. We engage in general commercial and retail banking services and in related businesses through our sole, wholly-owned subsidiary, First National Community Bank. First National Community Bank began operations in 1910 and became our subsidiary in 1998.

     Our principal executive offices and those of First National Community Bank are located at 102 East Drinker Street, Dunmore, Pennsylvania 18512-2491, and the telephone number is (570) 346-7667. See "Business and Properties - Business."

The Offering

Common stock offered by us:          75,000 shares
Common stock to be outstanding       2,482,690 (1)
after the offering:
Price to the public:                 $40 per share
Minimum purchase requirement:        $1,000 of common stock (25 shares)
Estimated net proceeds to us:        $2,939,666
Use of proceeds:                     We intend to use the net proceeds for
                                     general corporate purposes to support our growth. This may include:

                                     o  investing in First National
                                        Community Bank to increase
                                        its capital position to
                                        permit it to increase per
                                        borrower lending limits, make
                                        larger loans and increase its
                                        lending activity; and

                                     o  expanding into related businesses.
--------------
(1) We base our calculation of the number of shares of our common stock outstanding immediately after this offering on the assumption that all of the shares offered will be sold and that the number of shares outstanding immediately prior to the offering will be the number of shares outstanding on October 1, 1999.

OTC Bulletin Board symbol for
our common stock:                            FNCB

Reason for the offering:                     We believe that current market conditions present us with
                                             an ideal opportunity

                                             o  to raise additional capital for the purposes noted
                                                under the section "Use of Proceeds," and

                                             o  to broaden our shareholder base.

Dates of the offering:                       We will begin the offering on October 22, 1999, or as
                                             soon as practical after the registration statement of which this prospectus is a part becomes effective.  We will end
                                             the offering at 5:00 p.m. on November 30, 1999, or a later date if we decide that a later ending date would be
                                             beneficial to us.  In no event shall we terminate this
                                             offering later than 5:00 p.m. on December 17, 1999.  We
                                             reserve the right to withdraw this offering or to terminate this offering at any time.

Terms of the offering:                       We are offering the shares to the general public and to our current shareholders in a direct community offering on a
                                             "best efforts" basis on the terms and conditions described in this prospectus. We do not have a minimum number of shares that must be sold nor a minimum amount of subscriptions that we must accept prior to using the proceeds. If we do not sell all the shares that we are offering to the general public, our directors and officers may purchase the remaining shares at the offering price. See "Risk Factors - You will have a minimal influence on shareholder decisions."

                                             You may subscribe for no less than $1,000 of common stock and no more than $250,000. You may not revoke your subscription once we have received it. We reserve the right to reject
                                             any subscription in whole or in part, for any reason,
                                             including for the reason that other subscribers will be more likely to direct business to us.


Rejection of subscriptions:                  In the event that we withdraw or terminate the offering or reject your subscription, we will return your money as
                                             promptly as possible after the withdrawal, termination or
                                             rejection.  We will not include interest earned on your
                                             money or reduce your money to cover expenses or
                                             charges when we return your money.  We will issue your
                                             shares after December 1, 1999, or December 17, 1999 if
                                             we extend the offering.  We reserve the right to waive any of the limitations that we have placed in the offering. See
                                             "Plan of Distribution."



                                  RISK FACTORS

     Before you invest in our common stock, you should be aware that an investment in our common stock involves a variety of risks, including those described below. You should carefully read and consider these risks factors, together with all the other information contained in this prospectus, before you decide to invest in our common stock.

Our profitability is dependent on the profitability of our subsidiary bank.

     Our profitability is dependent on the financial results of our operating subsidiary, First National Community Bank. Adverse results or events at the bank would have a significant impact on our profitability. Although the bank's operations have been profitable recently, we cannot assure you that the bank will be as profitable or profitable at all in the future.

A downturn in the economic conditions in our market areas may adversely affect our business.

     Currently, our lending and deposit-gathering activities are concentrated primarily in northeastern Pennsylvania. Our success depends in large part on general economic conditions in northeastern Pennsylvania and its surrounding areas. Adverse changes in the northeastern Pennsylvania economy could reduce our growth rate, impair our ability to collect loans and generally affect our financial condition and results of operations.

You will have a minimal influence on shareholder decisions.

     Together, our directors and executive officers hold 630,244 shares, representing 26.18% of the total number of shares outstanding as of October 1, 1999. Our directors and executive officers may purchase additional shares in this offering, including any shares which have not been allocated to subscriptions at the close of this offering. Mr. Dominick L. DeNaples, one of our directors, and Mr. Louis A. DeNaples, the chairman of our Board of Directors, currently hold 6.83% and 7.34% of our outstanding shares. On August 10, 1999, Messrs. DeNaples received permission from the Pennsylvania Department of Banking to increase the percentage of our shares that they collectively own to 25%. Similarly, on August 13, 1999, Messrs. DeNaples received permission from the Board of Governors of the Federal Reserve System to increase the percentage of our shares that they collectively own to 25%. Messrs. DeNaples are brothers. See "Beneficial Ownership of Shares," and "Directors and Executive Officers." Our directors and officers are able to significantly influence our management policies and decisions as well as issues that require a shareholder vote. If our directors and executive officers vote together, they could influence the outcome of certain corporate actions requiring shareholder approval, including the election of directors and the approval or non-approval of significant corporate transactions, such as the merger or sale of all of substantially all of our assets. Their interests may differ from the interests of other shareholders with respect to management issues.

Possible future sales of our common stock by our directors and executive officers could cause the market value of our common stock to decline.

     Sales of additional shares of our stock, or the perception that shares may be sold, could negatively affect the market price of our stock. In addition, we implemented a dividend reinvestment and stock purchase plan that permits us to sell up to 250,000 shares of common stock to our shareholders. The potential subsequent sale of these shares could reduce the market price for our common stock and result in a dilution to our shareholders.

Regulatory restrictions on dividend payments from our subsidiary bank may affect our ability to pay dividends to our shareholders.

     We conduct our principle business operations through the bank, and the cash that we use to pay dividends is derived from dividends paid to us by the bank. The bank's ability to pay dividends to us and our ability to pay dividends to our shareholders are also subject to and limited by certain legal and regulatory restrictions. As of October 1, 1999, the bank had $ 12,518,095 available to pay dividends. See "Supervision and Regulation -- Regulatory Restrictions on Dividends."

The trading market for our common stock is not active.

     Trading in our common stock is very limited, although our common stock is quoted on NASDAQ's OTC Bulletin Board and several brokers make a market in our stock. We cannot assure you that a more active listed trading market will develop or be maintained. A "thin" trading market can result in reduced liquidity for shareholders' investments and reduced liquidity may negatively affect stock prices.

We do not currently have specific uses for the offering proceeds.

     We have no specific plans or allocations for the proceeds of this offering other than for general corporate purposes. General corporate purposes includes increasing our capital position and permitting us to expand into related businesses, if we should determine to do so in the near future. We will have broad discretion with respect to the expenditure of the proceeds of the offering. See "Use of Proceeds."

Anti-takeover provisions in our articles of incorporation and bylaws and certain provisions of Pennsylvania law may discourage or prevent a takeover of our company and result in a lower market price for our common stock.

     Our articles of incorporation and bylaws contain certain provisions that enhance the ability of our Board of Directors to deal with attempts to acquire control of our company. In addition, Pennsylvania law contains certain anti-takeover provisions that apply to us. While these provisions may provide us with flexibility in managing our business, they could discourage or make a merger, tender offer or proxy contest more difficult, even though certain shareholders may wish to participate in the transaction. These provisions could also potentially adversely affect the market price of our common stock. See "Description of Securities -- Anti-Takeover Provisions."

Our future success is dependent on our ability to compete effectively in the highly competitive banking industry.

     We face substantial competition in all phases of our operations from a variety of different competitors. Our future growth and success depends on our ability to compete effectively in this highly competitive environment. We compete for loans, deposits and other financial services in our geographic market with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms and various other non-bank competitors. Within the bank's Lackawanna and Luzerne County marketplace, the bank is 1 of 34 commercial banks competing for customers. While 5 super regional banks currently control 60% of the deposit base, 29 community banks maintain the other 40% of the total deposits. First National Community Bank ranks second in total deposits among all community banks with 12% of all community bank deposits. Four savings banks also compete for deposits within our primary market place. See "Business and Properties -- Competition."

Changes in the law and regulations may affect our ability to do business, our costs, and our profits.

     We are subject to extensive state and federal supervision and regulation. These laws and regulations are intended to protect depositors, not shareholders. Any change in applicable laws or regulations may have a material effect on our business and prospects. We cannot predict the nature or the extent of the effect on our business or earnings that monetary policies, economic control, or new federal or state regulations may have in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Economic Conditions and Forward Outlook," and "Supervision and Regulation."

Increases in interest rates could make us less profitable.

     Our profitability is dependent to a large extent on our net interest income. Net interest income is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. Like most financial institutions, we are affected by changes in general interest rate levels, which are currently at relatively low levels, and by other economic factors beyond our control. In addition, interest rate risks can result from mismatches between the dollar amount of repricing or maturing assets and liabilities and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. Although our management believes it has implemented strategies to reduce the potential effects of increases in interest rates on our results of operations, any substantial and prolonged increase in market interest rates could adversely affect our operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Net Interest Income."

Our allowance for loan losses may prove to be insufficient to absorb potential losses in our loan portfolio.

     Lending money is a substantial part of our business. However, every loan we make carries a certain risk of non-payment. We cannot assure that our allowance for loan losses will be sufficient to absorb actual loan losses. We also cannot assure you that we will not experience significant losses in our loan portfolios that may require significant increases to the allowance for loan losses in the future. Although we evaluate every loan that we make against our underwriting criteria, we may experience losses by reasons of factors beyond our control. Some of these factors include changes in market conditions affecting the value of real estate and unexpected problems affecting the creditworthiness of our borrowers.

     We determine the adequacy of our allowance of loan losses by considering various factors, including:

     o an analysis of the risk characteristics of various classifications of loans;

     o  previous loan loss experience;

     o  specific loans that would have loan loss potential;

     o  delinquency trends;

     o  estimated fair value of the underlying collateral;

     o  current economic conditions;

     o  the view of our regulators; and

     o  geographic and industry loan concentration.

     See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Loans."

Changes in real estate values may adversely impact our loans that are secured by real estate.

     A significant portion of our loan portfolio consists of residential and commercial mortgages secured by real estate. These properties are concentrated in northeastern Pennsylvania. Real estate values and real estate markets generally are affected by, among other things, changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in the tax laws and other governmental statutes, regulations and policies, and acts of nature. If real estate prices decline, particularly in northeastern Pennsylvania, the value of the real estate collateral securing the bank's loans could be reduced. This reduction in the value of the collateral would increase the number of non-performing loans and could have a material negative impact on our financial performance. Additionally, the bank has increased its level of commercial real estate loans, which are considered to involve a higher degree of credit risk than that of the one-to-four family residential loans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Loans."

We could incur significant costs or losses if our computer systems are unable to handle the transition to the year 2000 or if our customers' or suppliers' businesses are interrupted because of year 2000 issues.

     Many currently installed computer systems and software products are unable to distinguish twenty-first century dates from twentieth century dates. As a result, computer systems and/or software used by many companies and governmental agencies may require upgrading to avoid system failure or miscalculations which may cause disruptions of normal business activities. This problem is called the "Year 2000" problem. If our computer systems, or the computer systems of our customers and service providers, are not Year 2000 compliant by December 31, 1999, our business may be disrupted. Also, we may incur additional, unanticipated costs to make our systems Year 2000 compliant. Any disruption and additional costs could hurt our operating results. See "Year 2000 Compliance."

     If any of the foregoing risks and uncertainties develop into actual events, our business, financial condition and results of operations could be materially adversely affected. In this case, the trading price of our common stock could decline, and you may lose all or part of your investment.


                           FORWARD-LOOKING STATEMENTS

     This prospectus contains and incorporates certain statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include certain statements regarding intent, belief or current expectations about matters (including statements as to "beliefs," "expectations," "anticipations," "intentions" or similar words). Forward-looking statements are also statements that are not statements of historical fact. Forward-looking statements are subject to risks, uncertainties and assumptions. These include:

     o  trends for the continued growth of our business;

     o our ability to sell only a small amount of shares in the offering or to sell no shares at all; and

     o  other risks and uncertainties.

     If one or more of these risks or uncertainties occurs or if our underlying assumptions prove incorrect, our actual results, performance or achievements in 1999 and beyond could differ materially from those expressed in, or implied by, the forward-looking statements.

     You should carefully consider the statements under "Risk Factors" and other sections in this prospectus that address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements.


                                 CAPITALIZATION

     The following table sets forth our total capitalization and capital ratios as of June 30, 1999, and our total pro forma capitalization to show the effect of the proposed sale of 75,000 shares of our common stock which we are offering in this prospectus at an offering price of $40.00 per share.


                                                                               June 30, 1999
                                                                          (dollars in thousands)
                                                                   -------------------------------------
                                                                               Increase/       Adjusted
                                                                   Actual    Decrease(1)(2)    Pro Forma
                                                                   ------    --------------    ---------
Stockholders' Equity:
     Common Stock, par value $1.25 per share,
         5,000,000 shares authorized, 2,401,782 shares
         issued and outstanding                                    $3,002        $   94         $ 3,096
     Additional paid-in capital                                     6,398         2,846           9,244
     Retained Earnings                                             26,853                        26,853
     Accumulated other comprehensive income, net of
         tax effect                                                (2,403)                       (2,403)
                                                                  -------        ------         -------
Total Stockholders' Equity                                        $33,850        $2,940         $36,790
                                                                  =======        ======         =======

---------------
(1) Gives effect to the completion of the proposed sale of 75,000 shares of the company's common stock at an offering price of $40.00 per share.

(2) Additional paid-in capital has been adjusted to reflect the increase due to the proposed sale, net of issuance costs of approximately $60,000.

                                                       June 30, 1999
                                                 -------------------------
                                                 Actual          Pro Forma
                                                 ------          ---------
Capital Ratios (at end of period):
     Total equity to total assets                 6.66%             7.20%
     Total risk-based capital ratio              11.19%            12.00%
     Tier 1 risk-based capital ratio              9.95%            10.75%
     Leverage ratio                               7.00%             7.61%

                           STOCK PRICES, DIVIDENDS AND
                           RELATED SHAREHOLDER MATTERS

     Our common stock is quoted on the OTC Bulletin Board under the trading symbol "FNCB." The principal market area for our stock is northeastern Pennsylvania. Our common stock is not actively traded.

     We present the quarterly market highs and lows for each of the past two years and the first three quarters of 1999, as well as cash dividends declared per share, below. These prices do not necessarily represent actual transactions. We have restated all prices to reflect the retroactive effect of the 100% stock dividend paid to shareholders in 1998 and the 10% stock dividend paid in 1997.


                                  Market Price

                                                               Cash Dividends
        1999                High              Low              Paid Per Share
       ----                 ----              ---              --------------
First Quarter              $39.00            $32.00                $ .15
Second Quarter              42.00             39.50                  .15
Third Quarter               43.50             39.00                  .17

                                                               Cash Dividends
       1998                 High              Low              Paid Per Share
       ----                 ----              ---              --------------
First Quarter             $ 23.50           $ 19.00               $ .135
Second Quarter              23.75             21.19                 .135
Third Quarter               23.75             23.75                  .15
Fourth Quarter              32.00             24.25                  .29

                                                               Cash Dividends
       1997                 High              Low              Paid Per Share
       ----                 ----              ---              --------------
First Quarter             $ 16.13           $ 15.63                $ .12
Second Quarter              17.50             16.25                  .12
Third Quarter               18.00             16.75                  .12
Fourth Quarter              19.81             17.38                  .22


     On October 1, 1999, the closing bid and asked quotations for our common stock as reported on the OTC Bulletin Board were, $41.00 and $41.00. As of October 1, 1999, there were approximately 900 holders of record of our common stock and 2,407,690 shares of common stock were issued and outstanding. Dividends on our common stock, if approved by our Board of Directors, are customarily paid on or about March 15, June 15, September 15 and December 15 of each year.

Dividend Policy

     Our Board of Directors reviews its dividend policy at least annually. The amount of the dividend, while in the sole discretion of the Board, depends upon the performance of First National Community Bank, our wholly-owned subsidiary. Our ability to pay dividends is also subject to the restrictions imposed by Pennsylvania law. Generally, Pennsylvania law prohibits a corporation from paying dividends if:

     o   the corporation is insolvent; or

     o the dividend would cause the corporation to be unable to pay the debts of the corporation as they become due in the usual course of business; or

     o the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed if it were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

     We cannot assure you that we will declare dividends in the future nor can we make any predictions as to the rate of dividend payments in the future, if any.

     We are also subject to the dividend restrictions applicable to national banks. Under the National Bank Act, the bank may pay dividends to us only out of retained earnings as defined in the statute. The approval of the Office of the Comptroller of the Currency is required if dividends for any year exceed the net profits, as defined, for that year plus the retained net profits for the preceding two years. In addition, unless a national bank's capital surplus equals or exceeds the stated capital for its common stock, it may not declare dividends unless the bank makes transfers from retained earnings to capital surplus. As of October 1, 1999, we could declare, without prior regulatory approval, aggregate dividends of approximately $12,518,095.

                         DETERMINATION OF OFFERING PRICE

     Our Board of Directors set the per share price for the common stock to be sold in this offering. The price is the same for our current shareholders, the general public and any officers or directors who may purchase unsubscribed shares. See "Plan of Distribution." In making its determination, our Board considered recent market prices for our outstanding common stock, general market trends and the purchase price of our common stock under our dividend reinvestment plan. The Board did not engage an investment bank to establish a fair value for the offering, nor did it consult with brokers, experts or other professionals in setting the per share price for this offering.

                                 USE OF PROCEEDS

     We do not know the number of shares that will ultimately be purchased under this offering. Although we have no specific plans for the net proceeds, we may use the proceeds from the subscriptions, when and as accepted, for working capital and general corporate purposes. These purposes may include contributions to the bank's capital to allow the bank to provide for higher per borrower lending limits, which will allow the bank to make larger loans, increase the bank's lending activity and permit additional growth in the bank's assets. In addition, we may use the proceeds to expand into related businesses. At present, we are not pursuing any acquisitions, however, we are constantly evaluating potential targets, the acquisition of which would be consistent with our strategic plan. Currently, we do not have a planned use for the proceeds other than to provide overnight liquidity.

     We believe that an opportunity exists as a result of the consolidation in the banking industry. We believe this consolidation has created an attractive market segment between the national and super regional banks, on the one hand and community banks on the other hand. Larger financial institutions doe not generally provide the personalized service expected or demanded by many small to medium size businesses and their principals. Smaller community banks lack the capital strength to provide larger credit facilities and the customer base to support the delivery of technologically advanced services.

     On a pro forma basis, our lending capacity to a single borrower, as of September 30, 1999, would have been approximately $6.7 million. Further, the additional $3 million of new capital will support the next $30 million of asset growth without any negative impact to our total risk-based capital ratio.

     We estimate our net proceeds, if the maximum number of shares are sold, to be $2,939,666 after deducting estimated expenses incurred by us in preparing for and conducting the offering, of $60,334.

                              PLAN OF DISTRIBUTION

     We are offering the common stock through the efforts of our and First National Community Bank's directors, officers and employees. None of those individuals will be entitled to receive any discount, commission or additional compensation for selling the common stock, but we may reimburse them for reasonable expenses, if any, incurred in connection with the sale of the common stock. We intend to satisfy the safe harbor provisions of Rule 3a4-1 of the Securities Exchange Act of 1934 to ensure that these directors, officers and employees will not be deemed "brokers," as defined in the Exchange Act, because of their actions in conducting the offering.

     We will begin the offering on October 22, 1999, or as soon as practical after the registration statement, of which this prospectus is a part, becomes effective. We will end the offering at 5:00 p.m. on November 30, 1999 or a later date if we believe it is in our best interests to do so. In no event will this offering end later than 5:00 p.m. on December 17, 1999. We reserve the right to withdraw this offering or to end this offering at any time.

                             SUBSCRIPTION PROCEDURE

     You do not have the right to withdraw your subscription to this offering once we have received it. Do not subscribe to this offering until you are sure of your decision. Once we receive your subscription we will not refund your money unless we reject your subscription, withdraw the offering or terminate the offering before we accept your subscription.

     We reserve the right to reject any subscription to this offering, in whole or in part, for any reason. In determining which subscriptions to accept, we may take into account your potential to do business with First National Community Bank or to direct customers to the bank.

     You may purchase as little as $1,000 of common stock (25 shares) or as much as $250,000 of common stock (6,250 shares) in this offering.

     In order to subscribe for shares of common stock in this offering, you must send the following items to us:

     o completed subscription agreement (included in the same package as this prospectus); and

     o the full amount of the subscription price of $40 per share in the form of a check, money order or authorization for withdrawal from an account or deposit at First National
        Community Bank.

     Our contact person and address is:

        William S. Lance, Treasurer
        First National Community Bancorp, Inc.
        102 East Drinker Street
        Dunmore, Pennsylvania  18512

     We will only consider those subscription agreements that are:

     o  properly filled in;

     o  signed and dated;

     o received before the expiration date of November 30, 1999, or December 17, 1999, if the offering is extended; and

     o  which are accompanied by payment in full.

     We will not deposit the money you send to us with your subscription agreement until we accept your subscription. We will issue your shares after December 1, 1999 or after December 17, 1999, if the offering is extended.

                            DESCRIPTION OF SECURITIES

Common Stock

     We are authorized to issue 5,000,000 shares of common stock, of which 2,407,690 shares were issued and outstanding as of October 1, 1999. The Board of Directors may issue shares of common stock without shareholder approval, as long as there are authorized but unissued shares available. Shareholders are entitled to one vote per share on all matters presented to them and have no cumulative voting rights in the election of directors.

     The common stock has no preemptive, subscription, or conversion rights, redemption or repurchase provisions. The shares are non-assessable and require no sinking fund. Each shareholder is entitled to receive dividends as declared by the Board of Directors and to share pro rata in the event of dissolution or liquidation.

Securities Laws

     We are subject to the registration and prospectus delivery requirements of the Securities Act of 1933 and to similar requirements under state securities laws. Our common stock is registered with the Commission under Section 12(g) of the Securities Exchange Act of 1934, as amended, and we are subject to the periodic reporting, proxy solicitation and insider trading requirements of the Securities Exchange Act of 1934. Our executive officers, directors and those who are beneficial owners of more than 10% of our issued and outstanding shares of common stock are subject to restrictions affecting their right to sell their shares of our common stock beneficially owned by them. Specifically, each of these persons is subject to the beneficial ownership reporting requirements under the short-swing profit recapture provisions of Section 16 of the Securities Exchange Act of 1934 and may sell shares of our common stock only:

     o  in compliance with the provisions of Commission Rule 144;

     o in compliance with the provisions of another applicable exemption from the registration requirements of the Securities Act of 1933; or

     o pursuant to an effective registration statement filed with the Commission under the Securities Act of 1933.

Anti-Takeover Provisions

     The Pennsylvania Business Corporation Law of 1988 and our articles of incorporation and bylaws provide numerous provisions that may be deemed to be anti-takeover in nature, both as to purpose and effect.

     The overall effect of the various anti-takeover provisions might be to deter a tender offer that a majority of our shareholders might view to be in their best interests. The offer could include, among other things, a substantial premium over the market price at that time. In addition, anti-takeover provisions may have the effect of assisting our current management in retaining its position and placing it in a better position to resist changes that shareholders want to make if they were dissatisfied with the conduct of our business.

Articles of Incorporation and Bylaws

     Our articles of incorporation and bylaws contain a number of provisions that could be considered anti-takeover in purpose and effect. These provisions include:

     o  the authorization of 5,000,000 shares of our common stock; and

     o the lack of preemptive rights for our shareholders to subscribe to purchase additional shares of stock on a pro rata basis.

     The additional shares of common stock and the elimination of preemptive rights to the stock provide our Board of Directors with as much flexibility as possible to issue additional shares, without further shareholder approval, for proper corporate purposes, including:

     o  financing

     o  acquisitions

     o  stock dividends

     o  stock splits

     o  employee incentive plans

     o  other similar purposes

     However, these additional shares also may be used by the Board of Directors, if consistent with its fiduciary responsibilities, to deter future attempts to gain control over us.

     Our bylaws include provisions for a classified board. Our Board of Directors believes that a classified board helps to assure continuity and stability of corporate leadership and policy. In addition, a classified board helps to moderate the pace of any change in control of the Board of Directors by extending the time required to elect a majority of the directors to at least two successive annual meetings. However, this extension of time also tends to discourage a tender offer or takeover bid and may also be "anti-takeover" in nature. In addition, a classified board makes it more difficult for a majority of the shareholders to change the composition of the Board of Directors even though they may consider this desirable.

     Another provision that could be considered "anti-takeover" in nature is the elimination of cumulative voting. Cumulative voting entitles each shareholder to as many votes as equal the number of shares owned by him multiplied by the number of directors to be elected. A shareholder may cast all of these votes for one candidate or distribute them among any two or more candidates. Cumulative voting is optional under the Pennsylvania law. The Board of Directors believes that each director should represent and act in the interest of all shareholders and not any special group of shareholders. The absence of cumulative voting means that a majority of the outstanding shares can elect all the members of the Board of Directors. Although we have approximately 900 shareholders, the Board of Directors recognizes that the absence of cumulative voting makes it more difficult to gain representation on the Board of Directors.

     Provisions in our articles of incorporation and bylaws require action by a majority of the Board of Directors, the chairman, the president or the executive committee to call a special meeting of shareholders. Our bylaws may be amended by a majority vote of the members of the Board of Directors, subject to the affirmative vote of at least 75% of the issued and outstanding shares to change any amendment to the bylaws previously approved by the Board of Directors. These provisions ensure that any extraordinary corporate transaction can be effected only if it received a clear mandate from the shareholders and/or the directors.

     Other provisions that may be considered "anti-takeover" are the requirements in our articles of incorporation that:

     o the affirmative vote of the holders of at least 75% of our outstanding shares of common stock is required to approve any merger, consolidation, dissolution or liquidation involving us or the sale of all or substantially all of our assets; or

     o the holders of at least 51% of the outstanding shares of our common stock when at least a majority of Directors have approved such transaction.

     These provisions ensure that a corporation may effect extraordinary transactions only if it receives a clear mandate from its shareholders. These provisions may give our management a veto power over certain acquisitions regardless of whether the acquisition is desired by or beneficial to a majority of our shareholders. The provisions assist management in retaining their present positions. Also, these provisions may give the holders of a minority of our outstanding shares a veto power over any merger, consolidation, dissolution or liquidation, and the sale of all or substantially all of our assets even if management and/or a majority of the shareholders believes the transaction to be desirable and beneficial. Without these provisions, the affirmative vote of at least a majority of our shares outstanding and entitled to vote would be required to approve any merger, consolidation, dissolution, liquidation, and the sale of all of its assets.

     Another anti-takeover provision in our articles of incorporation enables the Board of Directors to oppose a tender offer on the basis of factors other than economic benefit to shareholders, such as:

     o the impact on the community if we were acquired by another financial institution;

     o the effect the acquisition would have on shareholders, employees, depositors, suppliers and customers; and

     o  the reputation and business practices of the tender offeror.

     This provision permits the Board of Directors to recognize its responsibilities to these constituent groups and to us, the bank and the communities that we serve.

Pennsylvania Law

     In addition to the provisions already described, under Pennsylvania law, there are four additional provisions that may be deemed to be "anti-takeover" in nature. These provisions apply to us because our common stock is registered with the Commission. As shareholders of a registered corporation, our shareholders do not have a right to call a meeting of shareholders nor do they have a right to propose an amendment to our articles of incorporation. These provisions prevent the calling of a special meeting of shareholders for the purpose of considering a merger, consolidation or other corporate combination that does not have the approval of a majority of the members of the Board of Directors. The provision may have the effect of making us less attractive as a potential takeover candidate by depriving shareholders of the opportunity to initiate special meetings at which a possible business combination might be proposed.

     We are also subject to a Pennsylvania provision that assures all shareholders will receive the "fair value" for their shares as the result of a "control transaction." "Fair value" means not less than the highest price paid per share by a controlling person or group at any time during the 90-day period ending on and including the date of the control transaction plus an increment representing any value, including, without limitation, any proportion of any value payable for acquisition of control of us that may not be reflected in the price. "Control transaction" means the acquisition by a person who has, or a group of persons acting in concert that has, voting power over our voting shares that would entitle the holders to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors. After the occurrence of a control transaction, any shareholder may, within a specified time period, make written demand on the person or group controlling at least 20% of the voting power of our shares for payment in an amount equal to the fair value of each voting share as of the date on which the control transaction occurs.

     While legislators designed the fair price provision to help assure fair treatment of all shareholders vis-a-vis other shareholders in the event of a takeover, the legislature did not enact the fair price provision to assure that shareholders receive a premium price for their shares in a takeover. The fair price provision allows our Board of Directors to oppose any future takeover proposal that it believes not to be in our best interests or those of our shareholders, whether or not the proposal satisfies the minimum price, form of consideration and procedural requirements of the fair price provision.

     Another Pennsylvania provision relates to a "Business Combination" involving a registered corporation like us and an "interested shareholder." An "interested shareholder" is any person that is the beneficial owner, directly or indirectly of shares entitling that person to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors of the target company.

     The provision relating to business combinations is designed to help assure that if, despite our best efforts to remain independent, we were nevertheless taken over, each of our shareholders would be treated fairly vis-a-vis every other shareholder and that arbitragers and professional investors will not profit at the expense of our long-term public shareholders. We note that while the business combination provision is designed to help assure fair treatment of all shareholders vis-a-vis other shareholders, in the event of a takeover, the business combination provision does not assure that shareholders will receive a premium price for their shares in a takeover. We believe that the business combination provision would allow the Board of Directors to oppose any future takeover proposal that it believes not to be in our best interests or those of our shareholders, whether or not the proposal satisfies the requirements of the business combination provision or fair price provision or both.

     Subchapter G of Chapter 25 of the Pennsylvania Business Corporation Law also applies to registered corporations like us. Under Subchapter G, the acquisition of shares that increase the acquirer's control of the corporation above 20%, 33 1/3% or 50% of the voting power able to elect the Board of Directors cannot be voted until a majority of disinterested shareholders approve the restoration of the voting rights of those shares in two separate votes:

     o by all disinterested shares of the corporation; and

     o by all voting shares of the corporation.

     Voting rights that are restored by shareholder approval lapse if the acquirer does not consummate the proposed control-share-acquisition within 90 days after receipt of shareholder approval. Control-shares that are not accorded voting rights or whose rights lapse regain voting rights when transferred to another person who is not an affiliate of the acquirer. If they constitute control-shares for the transferee, the transferee also must comply with the subchapter. If the acquirer does not request a shareholder meeting to approve restoration of voting rights within 30 days of the acquisition or if shareholders deny voting rights or if they lapse, we may redeem the control shares at the average of the high and low price on the date of the notice of redemption.

     Subchapter H of Chapter 25 also applies to registered corporations like us. Under Subchapter H, a control person, a person who owns shares with 20% or more voting power, must disgorge any profits to us from the disposition of any equity securities if the disposition occurs within 18 months of becoming a control person and the security was acquired 24 months before to 18 months after becoming a control person. This provision seeks to prevent speculative takeover attempts.

     The overall effect of these provisions may be to deter a future offer, other merger or acquisition proposal that a majority of our shareholders might view to be in their best interests because the offer might include a substantial premium over the market price of our common stock at that time. In addition, these provisions may have the effect of assisting our current management in retaining its position and placing it in a better position to resist changes that the shareholders may want to make if dissatisfied with the conduct of our business.

                             BUSINESS AND PROPERTIES

     We are a Pennsylvania bank holding company, incorporated in 1997 under the Bank Holding Company Act of 1956. We became an active bank holding company on July 1, 1998, when we acquired all of the outstanding shares of First National Community Bank, thus making the bank our wholly-owned subsidiary. First National Community Bank holds all of the outstanding stock of FNCB Realty, Inc. which holds and disposes of real estate that the bank has foreclosed. Our principal executive offices are located in Dunmore, Pennsylvania.

     Our primary activity consists of owning and operating First National Community Bank, which provides customary retail and commercial banking services to individuals and businesses. The bank provides practically all of our earnings as a result of its banking services.

     The bank was established as a national banking association in 1910 as "The First National Bank of Dunmore." Based upon shareholder approval received at a Special Shareholders' Meeting held October 27, 1987, the bank changed its name to "First National Community Bank," effective March 1, 1988.

Properties

     Below is a schedule of all our properties, showing the location, whether the property is owned or leased and its use:



                                                    Type of
Property     Location                              Ownership       Use
--------     --------                              ---------       ---
   1         102 East Drinker Street                  Own          Main Office
             Dunmore, PA 18512

   2         419-421 Spruce Street                    Own          Scranton Branch
             Scranton, PA 18503

   3         934 Main Avenue                          Own          Dickson City Branch
             Dickson City, PA 18519

   4         277 Scranton/Carbondale Highway         Lease         Fashion Mall Branch
             Scranton, PA 18508

   5         23 West Market Street                   Lease         Wilkes-Barre Branch
             Wilkes-Barre, PA 18701

   6         1700 N. Township Blvd.                  Lease         Pittston Plaza Branch
             Pittston, PA 18640

   7         754 Wyoming Avenue                      Lease         Kingston Branch
             Kingston, PA 18704

   8         1625 Wyoming Avenue                     Lease         Exeter Branch
             Exeter, PA 18643

   9         200 S. Blakely Street                   Lease         Administrative Center
             Dunmore, PA 18512

                                                    Type of
Property     Location                              Ownership       Use
--------     --------                              ---------       ---

  10         107-109 S. Blakely Street                Own          Parking Lot
             Dunmore, PA 18512

  11         114-116 S. Blakely Street                Own          Parking Lot
             Dunmore, PA 18512

  12         1708 Tripp Avenue                        Own          Parking Lot
             Dunmore, PA 18512

Business

     First National Community Bank provides the usual commercial banking services to individuals and businesses, including a wide variety of deposit instruments. Consumer loans include both secured and unsecured installment loans, fixed and variable rate mortgages, home equity term loans and Lines of Credit and "Instant Money" overdraft protection loans. Additionally, the bank is in the business of underwriting indirect auto loans that various auto dealers in northeastern Pennsylvania originate and, in 1999, the bank began to originate dealer floor plan loans. MasterCard and VISA personal credit cards are available through the bank, as well as the FNCB Check Card which allows customers to access their checking account at any retail location that accepts VISA and serves the dual purpose of an ATM card. In the commercial lending field, the bank offers demand and term loans, either secured or unsecured, letters of credit, working capital loans, accounts receivable, inventory or equipment financing loans, and commercial mortgages. In addition, the bank offers MasterCard and VISA processing services to its commercial customers, as well as Auto Cash Manager which is a personal computer-based, menu-driven software product that allows business customers to access directly their account information and perform certain daily transactions from their place of business.

     As a result of the bank's affiliation with INVEST Financial Corporation, our customers are able to purchase alternative investment products such as mutual funds, annuities, stock and bond purchases, directly from our INVEST representative. The bank also offers customers the convenience of 24-hour banking, seven days a week, through its Money Access Center ("MAC") network. These automated teller machines are available at the following community offices:

     o  Dunmore

     o  Dickson City

     o  Fashion Mall

     o  Pittston

     o  Kingston

     o  Exeter

as well as remote facilities in the C-Plus Mini Mart, 309 Main Street, Blakely, and the Petro Shopping Center, Big Ten Truck Stop, 98 Grove Street, Dupont.

     To further enhance our 24-hour banking services, we made available to customers during 1997 our "Account Link" telephone banking, "Loan by Phone", and "Mortgage Link" services. These services provide consumers with the ability to access account information, perform related account transfers, and apply for a loan through the use of a touch-tone telephone.

     As of June 30, 1999, no one person or entity provided a material portion of the bank's deposits. However, the bank holds an industry concentration in the hotel and automobile dealership industries. Loans and lines of credit to the hotel industry approximated $12 million as of June 30, 1999. These loans are secured by first mortgages on the commercial properties being financed. Loans and lines of credit to the automobile dealership industry approximated $14.7 million as of June 30, 1999. The bank believes that its risk in this area is minimized because of the large number of borrowers and the selective process utilized in soliciting new dealers.

Competition

     The bank is one of two financial institutions with principal offices in Dunmore. Primary competition in the Dunmore, Scranton and Mid Valley markets comes from several commercial banks and savings and loan associations operating in these areas. There are 13 commercial banks which are either headquartered or have a presence in the Dunmore, Scranton and Mid Valley markets. Our Luzerne County offices share many of the same competitors we face in Lackawanna County as well as several banks and savings and loans that are not in our Lackawanna County market. Deposit deregulation has intensified the competition for deposits among banks in recent years. Additional competition is derived from credit unions, finance companies, brokerage firms, insurance companies and retailers.


                           SUPERVISION AND REGULATION

     We are under the jurisdiction of the United States Securities and Exchange Commission and of the state securities commissions for matters relating to the offer and sale of our securities. In addition, we are subject to the Commission's rules and regulations relating to periodic reporting, proxy solicitation, and insider trading. See "Description of Securities -- Securities Laws."

     As a registered bank holding company, we are subject to supervision and regulation by the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956. As a bank holding company, our activities and those of the bank are limited to the business of banking and activities closely related or incidental to banking. Bank holding companies are required to file periodic reports with and are subject to examination by the Federal Reserve Board. The Federal Reserve Board has issued regulations under the Bank Holding Company Act that require a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks. As a result, the Federal Reserve Board, by regulation, may require that we stand ready to use our resources to provide adequate capital funds to First National Community Bank during periods of financial stress or adversity.

     The Bank Holding Company Act prohibits us from acquiring direct or indirect control of more than 5% of the outstanding shares of any class of voting stock, or substantially all of the assets of, any bank, or from merging or consolidating with another bank holding company, without prior approval of the Federal Reserve Board. In addition, the Bank Holding Company Act prohibits us from engaging in or acquiring ownership or control of more than 5% of the outstanding shares of any class of voting stock of any company engaged in a non-banking business, unless the business is determined by the Federal Reserve Board to be so closely related to banking as to be a proper incident to banking.

     As a Pennsylvania bank holding company for purposes of the Pennsylvania Banking Code, we are also subject to regulation and examination by the Pennsylvania Department of Banking.

     First National Community Bank is a national bank and a member of the Federal Reserve System. Its deposits are insured, up to the applicable limits, by the Federal Deposit Insurance Corporation. The bank is subject to regulation and examination by the Office of the Comptroller of the Currency, and to a lesser extent, the Federal Reserve Board and the FDIC. The bank is also subject to requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged on the loans, and limitation on the types of investments the bank may make and the types of services the bank may offer. Various consumer loans regulations also affect the operations of the bank. In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve Board as it attempts to control the money supply and credit availability in order to influence the economy.

Adequacy Guidelines

     Bank holding companies are required to comply with the Federal Reserve Board's risk- based capital guidelines. The required minimum ratio of total capital to risk-weighted assets, including certain off-balance sheet activities, such as standby letters of credit, is 8%. At least half of the total capital is required to be "Tier I Capital," consisting principally of common stockholders' equity, less certain intangible assets. The remainder, "Tier II Capital," may consist of certain preferred stock, a limited amount of subordinated debt, certain hybrid capital instruments and other debt securities, and a limited amount of the general loan loss allowance. The risk-based capital guidelines are required to take adequate account of interest rate risk, concentration of credit risk, and risks of nontraditional activities.

     In addition to the risk-based capital guidelines, the Federal Reserve Board requires a banking holding company to maintain a leverage ratio of a minimum level of Tier I capital (as determined under the risk-based capital guidelines) equal to 3% of average total consolidated assets for those bank holding companies that have the highest regulatory examination rating and are not contemplating or experiencing significant growth or expansion. All other bank holding companies are required to maintain a ratio of at least 1% to 2% above the stated minimum. First National Community Bank is subject to almost identical capital requirements adopted by the OCC.

Prompt Corrective Action Rules

     The federal banking agencies have regulations defining the levels at which an insured institution would be considered:

     o  "well-capitalized"

     o  "adequately capitalized"

     o  "undercapitalized"

     o  "significantly undercapitalized"

     o  "critically undercapitalized"

     The applicable federal bank regulator for a depository institution could, under certain circumstances, reclassify a "well-capitalized" institution as "adequately capitalized" or require an "adequately capitalized" or "undercapitalized" institution to comply with supervisory actions as if it were in the next lower category. A reclassification could be made if the regulatory agency determines that the institution is in an unsafe or unsound condition (which could include unsatisfactory examination ratings). We and the bank each satisfy the criteria for a "well-capitalized" institution within the meaning of applicable regulations.

Regulatory Restrictions on Dividends

     The bank may not, under the National Bank Act, declare a dividend without approval of the Comptroller of the Currency, unless the dividend does not exceed the total of:

     o  the bank's net profits for the current year to date; plus

     o its retained net profits for the preceding two years, less any required transfers to surplus.

 In addition, the bank can only pay dividends to the extent that its retained net profits (including the portion transferred to surplus) exceed its bad debts. The Federal Reserve Board, the OCC and the FDIC have formal and informal policies providing that insured banks and bank holding companies should pay dividends only out of current operating earnings, with some exceptions. The Prompt Corrective Action Rules, described above, further limit the ability of banks to pay dividends, because banks that are not classified as "well-capitalized" or "adequately capitalized" may not pay dividends.

     Under these policies and subject to the restrictions applicable to the bank, the bank could declare, during 1999, without prior regulatory approval, aggregate dividends of approximately $6.6 million, plus net profits earned to the date of the dividend declaration.

FDIC Insurance Assessments

     The FDIC has implemented a risk-related premium schedule for all insured depository institutions that results in the assessment of premiums based on capital and supervisory measures.

     Under the risk-related premium schedule, the FDIC assigns, on a semiannual basis, each depository institution to one of the three capital groups ("well-capitalized", "adequately capitalized" or "undercapitalized") and further assigns such institutions to one of three subgroups within a capital group. The institution's subgroup assignment is based upon the FDIC's judgment of the institution's strength in light of supervisory evaluations, including examination reports, statistical analyses and other information relevant to measuring the risk posed by the institution. Only institutions with a total capital to risk-adjusted assets ratio of 10% or greater, a Tier I capital to risk-based assets ratio of 6% or greater, and a Tier I leverage ratio of 5% or greater, are assigned to the "well-capitalized" group. As December 31, 1998, the bank was "well-capitalized" for purposes of calculating insurance assessments.

     The Bank Insurance Fund is presently fully funded at more than the minimum amount required by law. Accordingly, the 1999 BIF assessment rates range from zero for those institutions with the least risk, to $0.27 for every $100 of insured deposits for institutions deemed to have the highest risk. The bank is in the category of institutions that presently pay nothing for deposit insurance. The FDIC adjusts the rates every six months.

     While the bank presently pays no premiums for deposit insurance, it is subject to assessments to pay the interest on bonds issued by the Financing Corporation. FICO was created by Congress to issue bonds to finance the resolution of failed thrift institutions. Prior to 1997, only thrift institutions were subject to assessments to raise funds to pay the FICO bonds.

     On September 30, 1996, as part of the Omnibus Budget Act, Congress enacted the Deposit Insurance Funds Act of 1996, which recapitalized the Savings Association Insurance Fund and provided that commercial banks would be subject to 1/5 of the assessment to which savings and loan associations are subject for FICO bond payments through 1999. Beginning in 2000, commercial banks and savings and loan associations will be subject to the same assessment for FICO bonds.

New Legislation

     Proposed legislation is introduced in almost every legislative session that would dramatically affect the regulation of the banking industry. At this time, we cannot estimate whether or not legislation will be enacted and what effect the legislation might have on us or the bank.

Interstate Banking

     Prior to the passage of the Reigle-Neal Interstate Banking and Branching Efficiency Act of 1994, the Bank Holding Company Act prohibited a bank holding company located in one state from acquiring a bank located in another state, unless the acquisition by the out-of-state bank holding company was specifically authorized by the law of the state where the bank to be acquired was located. Similarly, interstate branching by a single bank was generally prohibited by the McFadden Act. The Interstate Banking Act permits an adequately capitalized and adequately managed bank holding company to acquire a bank in another state whether or not the law of that other state permits the acquisition, subject to certain deposit concentration caps and approval by the Federal Reserve Board. In addition, under the Interstate Banking Act, a bank can engage in interstate expansion by merging with a bank in another state, unless the other state affirmatively opted out of the legislation before June 1, 1997. The Interstate Banking Act also permits de novo interstate branching, but only if a state affirmatively opts in by adopting appropriate legislation. Pennsylvania, Delaware, Maryland and New Jersey, as well as other states, have adopted "opt in" legislation which allows these transactions.

Employees

     As of October 1, 1999, both institutions employ the combined equivalent of 151 full-time persons. None of our employees are represented by a collective bargaining unit. Management considers relations with our employees to be good.


                                LEGAL PROCEEDINGS

     Neither we nor the bank is a party to, nor is any of our or the bank's property the subject of, any pending legal proceedings, other than those arising in the ordinary course of business. In the opinion of our management, no such proceeding will have a material adverse effect on our financial position or results or those of the bank.

                             SELECTED FINANCIAL DATA

     Please read the following selected financial data in conjunction with our consolidated financial statements, related notes, other financial information and Management's Discussion and Analysis of Financial Condition and Results of Operations in this prospectus.

             FIRST NATIONAL COMMUNITY BANCORP, INC. AND SUBSIDIARIES
                             SELECTED FINANCIAL DATA
                      (In thousands, except per share data)

                                             As of and for the Six
                                                  Months Ended                       As of and for the Twelve Months ended
                                                    June 30                                       December 31
                                            ---------------------    ---------------------------------------------------------------
                                              1999         1998        1998          1997         1996          1995          1994
                                            --------     --------    --------      --------     --------      --------      --------
Total assets                                $508,268     $448,324    $483,385      $428,335     $372,438      $318,026      $269,679
Interest-bearing balances
  with financial institutions               $  2,280     $  3,162    $  2,478      $  1,586     $  2,771      $    775      $  2,754
Securities                                  $134,445     $125,932    $131,830      $121,367     $ 82,476      $ 69,408      $ 55,403
Net loans                                   $344,457     $292,680    $324,610      $280,731     $259,880      $229,643      $193,254
Total deposits                              $395,584     $359,777    $380,039      $345,668     $320,968      $275,739      $236,864
Stockholders' equity                        $ 33,850     $ 33,550    $ 34,679      $ 31,580     $ 27,631      $ 25,547      $ 17,117
Net interest income before
   provision for credit losses              $  8,580     $  7,529    $ 15,445      $ 14,580     $ 12,765      $ 11,286      $  9,882
Provision for credit losses                 $    360     $    360    $    920      $  1,110     $    820      $    796      $    700
Other income                                $    851     $    784    $  1,583      $  1,628     $  1,099      $    921      $    925
Other expenses                              $  5,181     $  4,485    $  9,423      $  8,839     $  7,904      $  7,097      $  6,369
Income before income taxes                  $  3,890     $  3,468    $  6,685      $  6,259     $  5,140      $  4,314      $  3,738
Provision for income taxes                  $    940     $    867    $  1,578      $  1,616     $  1,265      $  1,100      $    888
Net income                                  $  2,950     $  2,601    $  5,107      $  4,643     $  3,875      $  3,214      $  2,850
Cash dividends paid                         $    720     $    648    $  1,703      $  1,396     $  1,178      $    887      $    780
Per share data:
Net income (1)                              $   1.23     $   1.08    $   2.13      $   1.94     $   1.62      $   1.52      $   1.39
Cash dividends (2)                          $    .30     $    .27    $   0.71      $   0.58     $   0.49      $   0.41      $   0.38
Book value (1)(3)                           $  14.09     $  13.99    $  14.46      $  13.17     $  11.52      $  12.08      $   8.35
Weighted average number
    of shares outstanding                  2,398,379    2,398,360   2,398,360     2,398,360    2,398,360     2,114,192     2,050,960
PERFORMANCE RATIOS
Return on assets                               1.17%        1.20%       1.13%         1.16%        1.13%         1.08%         1.16%
Return on equity                              16.97%       16.21%      15.29%        15.85%       14.83%        16.29%        16.51%
Net interest margin on average
  earning assets                               3.78%        3.87%       3.84%         4.09%        4.25%         4.19%         4.48%
Efficiency (non-interest expense/net
   interest income + non-interest
   income)                                    52.49%       51.27%      52.03%        52.37%       53.25%        54.76%        55.66%
LIQUIDITY AND CAPITAL RATIOS
Shareholders' equity (% assets)                6.66%        7.48%       7.17%         7.37%        7.42%         8.03%         6.35%
Risk based:
    Tier I Capital                             9.95%       10.98%      10.19%        10.94%       10.27%        10.88%         9.93%
    Total Capital                             11.19%       12.23%      11.45%        12.19%       11.46%        12.12%        11.13%
Dividends (% net income)                      24.39%       24.90%      33.35%        30.06%       30.40%        27.60%        27.36%
Loans to deposits                             87.08%       81.35%      85.41%        81.21%       80.97%        83.28%        81.59%
ASSETS QUALITY RATIOS
Allowance for credit losses to total
   loans                                       1.30%        1.32%       1.30%         1.27%        1.20%         1.20%         1.15%
Allowance for credit losses to
   non-performing loans                         294%         259%        330%          253%         297%          157%           83%
Net charge-offs to average total loans          .03%         .02%        .09%          .24%         .18%          .12%          .28%

-------------------
(1) Earnings per share and book value per share are calculated based on the weighted average number of shares outstanding during each year, after giving retroactive effect to the 100% stock dividend declared in 1998 and the 10% stock dividends declared in 1997 and 1996.
(2) Cash dividends per share have been restated to reflect the retroactive effect of the 100% stock dividend declared in 1998 and the 10% stock dividends declared in 1997 and 1996.
(3) Reflects the effect of SFAS No. 115 in the amount of ($2,403,000) at June 30, 1999, $791,000 in 1998, $1,097,000 in 1997, $384,000 in 1996,
     $991,000 in 1995 and ($1,558,000) in 1994.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     On the following pages we present management's discussion and analysis of our financial condition and results of operations together with our wholly-owned subsidiary, First National Community Bank. This discussion highlights the significant changes in the results of operations, capital resources and liquidity presented in our accompanying financial statements. Current performance does not guarantee and may not be indicative of similar performance in the future.

     We qualify the following discussion in its entirety by the more detailed information and the financial statements and notes to the financial statements appearing elsewhere in this prospectus. In addition to the historical information contained in this prospectus, the discussion in this prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Please note that the cautionary statements made in this prospectus are applicable to all forward-looking statements in this prospectus. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include, but are not limited to, those discussed in this section and in "Risk Factors."

     We also caution you not to place undue reliance on forward-looking statements in this section, as they reflect management's analysis only as of this date. We undertake no obligation to publicly revise or update these forward-looking statements to reflect subsequent events or circumstances.

     The following financial review is presented on a consolidated basis and is intended to provide a comparison of our financial performance and that of our wholly-owned subsidiary, First National Community Bank for the years ended December 31, 1998, 1997 and 1996. The information presented below should be read in conjunction with our consolidated financial statements and accompanying notes appearing elsewhere in this report. All share and per share data has been restated to reflect the 100% stock dividend paid to shareholders on July 20, 1998 and the 10% stock dividends paid on December 31, 1997 and May 8, 1996.

                              RESULTS OF OPERATIONS

Summary

     Our net income for the six months ended June 30, 1999 amounted to $2,950,000, an increase of $349,000 or 13% compared to the same period of the previous year. This increase can be attributed to a $1,051,000 improvement in net interest income and a 9% increase in non-interest income. On a per share basis, net income for the six months ended June 30, 1999 and 1998 was $1.23 and $1.08, respectively. The weighted average number of shares outstanding at June 30, 1999 and 1998 was 2,398,379 and 2,398,360, respectively.

     Earnings from asset sales increased $38,000 in the first six months of 1999 over the same period in 1998 due to an increase in the gain on the sale of securities of $162,000. Non-interest expenses increased $696,000, or 16% over the same period in 1998 due partially to costs associated with a new community office. Operating income for the same period, after excluding the effect of asset sales and loan loss provisions, increased $384,000 or 11% over the first six months of 1998.

     Net income for 1998 amounted to $5,107,000, which was $464,000, or 10%, higher than the 1997 level. In 1997, net income totaled $4,643,000 or $768,000 over 1996. On a per share basis, net income was $2.13, $1.94 and $1.62, respectively in 1998, 1997 and 1996. The weighted average number of shares outstanding in 1998, 1997 and 1996 was 2,398,360 after giving retroactive effect to the stock dividends paid in 1998, 1997 and 1996, respectively.

     The increase in net income recorded in 1998 can be attributed to the $865,000, or 6%, improvement in net interest income combined with a reduced provision for credit losses which more than offset the $585,000, or 7%, increase in other expenses. Management's focus on improvement through growth again proved successful as increased earnings due to volume variances more than compensated for the negative impact of repricing resulting from the reduction in interest rates during the fourth quarter.

     The $768,000, or 20%, increase in 1997 over the 1996 earnings can be attributed to the $1.8 million increase in net interest income and a $529,000 improvement in non-interest income, offset partially by additional non-interest expenses, credit loss provisions and applicable income taxes.

     Return on assets for the six month periods ending June 30, 1999 and 1998 was 1.17% and 1.20%, respectively, while the return on equity recorded during the same period was 16.97% and 16.21%, respectively. Return on assets for the years ended December 31, 1998, 1997 and 1996 was 1.13%, 1.16% and 1.13%,
respectively while the return on equity recorded during the same periods amounted to 15.29%, 15.85% and 14.83%.

Net Interest Income

     Net interest income, the difference between interest income and fees on earning assets and interest expense on deposits and borrowed funds, is the largest component of our operating income and determines our profitability.

     Before providing for future credit losses, net interest income increased 14% from $7.5 million for the first six months of 1998 to $8.6 million for the first six months of 1999. Before providing for future credit losses, net interest income increased 6% from the $14.6 million recorded in 1997 to $15.4 million in 1998 for the same period.

     Changes in net interest income generally occur due to fluctuations in the balances and/or mixes of interest-earning assets and interest-bearing liabilities, and changes in their corresponding interest yields and costs. Changes in non-performing assets, together with interest lost and recovered on those assets, also impact comparisons of net interest income. In the following schedules, net interest income is analyzed on a tax-equivalent basis, thereby increasing interest income on certain tax-exempt loans and investments by the amount of federal income tax savings realized. In this manner, the true economic impact on earnings from various assets and liabilities can be more accurately compared.

     Tax-equivalent net interest income for the first six months of 1998 increased $1 million, or 11%, over the $9.5 million reported in the first six months of 1998. Tax-equivalent net interest income in 1998 increased $927,000, or 6%, from the $15.8 million reported in 1997. Sound pricing policies, aggressive growth strategies and effective asset-liability management techniques again enabled us to improve net interest income during this period of declining interest rates.

     Average loans increased $55 million, or 19%, over the same six-month period of 1998, and contributed to an increase of $1.8 million of interest income over the 1998 level. Commercial loans continue to provide the majority of our loan growth as evidenced by the $40 million increase over the first half of 1998. Installment loans also increased $26 million in the same period due primarily to growth in indirect auto loans and installment loans secured by real estate. Average mortgage loan balances were $10 million lower than during the first half of last year due to sales of long-term assets in 1998 and 1999. Earning assets increased by $24 million to $488 million during the first six months of 1999 and now total 96.1% of total assets, equal to the 1998 year-end level.

     Average loans increased $26 million, or 10%, in 1998 and contributed an increase of $1.8 million of interest income over the 1997 level. Commercial loans provided the majority of the growth in 1998 as average loan balances increased $24 million and earnings on those balances improved by $1.8 million. Installment loans also provided significant increases in 1998 comprised of $15 million in average loan balances and $1.2 million of interest income due primarily to growth in indirect auto loans. Mortgage loans outstanding averaged $13 million lower in 1998 than in 1997 due to the sale of almost $23 million of long-term, fixed rate assets in 1998. As a result of the reduced level of average loans outstanding, interest income on mortgage loans decreased $1.2 million in 1998. Repricing and new volume resulted in the sixteen basis point reduction earned on average loan balances in 1998 when compared to the prior period.

     Average securities were $14 million higher during the first half of 1999 when compared to the same period in 1998. Interest income during the same period improved by $217,000 due to the higher balances. Lower rates on new volume resulted in a twenty-nine basis point reduction in yield when compared to the same period of 1998. Average money market assets were $1.7 million lower than in 1998, resulting in a decrease in interest income of $66,000.

     Average securities increased $24 million over the 1997 average balance and generated $1.3 million of additional earnings. Declining rates impacted securities yields through repricing, new volume and principal reductions, resulting in a thirty-nine basis point decrease from the 1997 level. Money market assets, which include interest-bearing deposits with banks and federal funds sold, were $1.2 million less in 1998 than in 1997 and earnings from these assets decreased $61,000.

     Average interest bearing deposits increased $38 million in the first half of 1999 over the same period in 1998. Certificates of deposit again provided the majority of the growth, increasing $24 million, but lower costing demand and savings balances also increased $14 million over the prior year's levels. Borrowed funds outstanding also average $23 million higher in the first half of 1999 than in 1998. Interest rate reductions and new volume resulted in a twenty-seven basis point reduction in the cost of interest-bearing liabilities from the first half of 1998 to the first half of 1999.

     Total interest-bearing deposits increased $22 million in 1998 comprised of an $18 million increase in average certificates of deposit and a $4 million increase in low-cost deposits. Competition for deposits remained fierce in local markets, resulting in an average cost of deposits which was equal to the 1997 level. Borrowed funds and other interest-bearing liabilities increased $20 million on the average due to additional Federal Home Loan Bank advances but repricing and reduced costs on new borrowings resulted in a twenty-five basis point reduction in the cost of these liabilities.

     Year to date net interest margins (tax equivalent) decreased from 3.87% in June 1998 to 3.78% for the same period of 1999 which was comprised of a twenty-seven basis point decrease in the yield earned on earning assets and a twenty-four basis point decrease in the cost of interest-bearing liabilities. The drop resulted from interest rate reductions in 1998 which had an immediate impact on interest earning assets but only a gradual impact on deposit repricing.

     As a result of the interest rate reductions in 1998 and the more immediate impact on interest earning assets, our net interest margin decreased twenty-five basis points to 3.84% in 1998. Investment leveraging transactions not only continue to add to our profitability, as evidenced by the $433,000 earned in 1998 from the transactions, but also contribute to the reduction in the overall net interest margin. Exclusive of the investment leveraging transactions, the 1998 net interest margin would have been 4.15%, or seven basis points lower than the comparable period of 1997.

     During 1997, tax-equivalent net interest income increased $1.9 million, or 14%, from the $13.9 million reported in 1996 to $15.8 million. Interest rates continued the roller coaster ride experienced in 1996 and gradually increased during the first quarter, with the long bond exceeding 7.00%. During the second and third quarters of 1997, rates again fluctuated until decreasing steadily through the fourth quarter as inflation fears subsided. As of year end, the yield on the one-year Treasury Bill was three basis points lower than it began the year while the thirty year bond had decreased seventy-seven basis points to 5.96%. Yields earned on loans and money market assets increased during 1997 from the prior year levels but a three basis point decrease in the yield earned on securities resulted in a yield on total earning assets which remained stable at 8.32%. During the same period, however, competition for deposits remained fierce locally resulting in a nine basis point increase in the cost of interest-bearing deposits.

     Additionally, the cost of borrowed funds and other interest-bearing liabilities increased during 1997, resulting in a decrease in the net interest margin from the 4.25% recorded in 1996 to 4.09%. During 1997, we entered into several investment leveraging transactions which resulted in $164,000 of pre-tax earnings, but the 1.06% spread earned on the transactions had a negative impact on the overall net interest margin. Excluding the effect of these transactions, the 1997 net interest margin would have been 4.22% which is only slightly lower than the 4.25% recorded in 1996. Growth in earning assets which represents 112% of the growth in interest-bearing liabilities also contributed to the 1997 margin.

Yield/Cost Analysis

     The following tables set forth certain information relating to our statement of financial condition and reflect the weighted average yield on assets and weighted average costs of liabilities for the periods indicated. Such yields and costs are derived by dividing the annualized income or expense by the weighted average balance of assets or liabilities, respectively, for the periods shown:

                                                                      Six months ended June 30,
                                                                                 1999
                                                              ---------------------------------------
                                                              Average                          Yield/
                                                              Balance           Interest        Cost
                                                              --------          --------       ------
                                                                          (Dollars in thousands)
Assets:
Interest-earning assets:
    Loans (taxable)                                           $333,802           $13,824         8.27%
    Loans (tax-free) (1)                                        12,759               380         8.99
    Investment securities (taxable)                             98,403             3,129         6.36
    Investment securities (tax-free) (1)                        35,952               973         8.20
    Time deposits with banks and federal funds sold              5,634               143         5.07
                                                              --------           -------         ----
Total interest-earning assets                                  486,550            18,449         7.86%
                                                                                 -------         ----
Noninterest-earning assets                                      20,531
                                                              --------
    Total Assets                                              $507,081
                                                              ========

Liabilities and Shareholders' Equity:
Interest-bearing Liabilities:
    Deposits                                                  $354,647           $ 7,829         4.45%
    Borrowed funds                                              73,105             2,040         5.55
                                                              --------           -------         ----
Total Interest-bearing Liabilities                             427,752             9,869         4.64%
                                                                                 -------         ----
Other Liabilities and Shareholders' Equity                      79,329
                                                              --------
Total Liabilities and Shareholders' Equity                    $507,081
                                                              ========

Net interest income/rate spread                                                  $ 8,580         3.22%
Net yield on average interest-earning assets                                                     3.78%
Interest-earning assets as a percentage of interest-
    bearing liabilities                                                                           114%

-----------------
(1) Yields on tax-exempt loans and investment securities have been computed on a tax equivalent basis.

                                                                       Six months ended June 30,
                                                                                 1998
                                                                -------------------------------------
                                                                Average                         Yield/
                                                                Balance        Interest         Cost
                                                                -------        --------        ------
                                                                       (Dollars in thousands)
Assets:
Interest-earning assets:
    Loans (taxable)                                             $277,031        $11,892         8.58%
    Loans (tax-free) (1)                                          14,617            441         9.08
    Investment securities (taxable)                               91,751          3,054         6.66
    Investment securities (tax-free) (1)                          29,026            830         8.67
    Time deposits with banks and federal funds sold                7,308            208         5.71
                                                                -------         -------         ----
Total interest-earning assets                                    419,735         16,425         8.13%
                                                                                -------         ----
Noninterest-earning assets                                        16,581
                                                                --------
    Total Assets                                                $436,316
                                                                ========

Liabilities and Shareholders' Equity:
Interest-bearing Liabilities:
    Deposits                                                    $316,681        $ 7,418         4.72%
    Borrowed funds                                                50,102          1,478         5.90
                                                                --------        -------         ----
Total Interest-bearing Liabilities                               366,783          8,896         4.88%
                                                                                -------         ----
Other Liabilities and Shareholders' Equity                        69,533
                                                                --------
Total Liabilities and Shareholders' Equity                      $436,316
                                                                ========

Net interest income/rate spread                                                 $ 7,529         3.25%
Net yield on average interest-earning assets                                                    3.87%
Interest-earning assets as a percentage of interest-
    bearing liabilities                                                                          114%

--------------
(1) Yields on tax-exempt loans and investment securities have been computed on a tax equivalent basis.

                                 Yield Analysis
               (dollars in thousands-taxable equivalent basis) (1)

                                                        1998                                  1997
                                           ----------------------------------   --------------------------------
                                                      Interest        Average                Interest    Average
                                           Average     Income/       Interest    Average     Income/    Interest
                                           Balance     Expense         Rate      Balance     Expense      Rate
                                           --------   ---------      --------   ---------    -------    --------
ASSETS:
Earning Assets: (2)
  Commercial loans-taxable                 $161,839     $14,272        8.82%    $138,214     $12,450      9.01%
  Commercial loans-tax free                  11,648       1,106        9.50%      11,714       1,135      9.69%
  Mortgage loans                             50,072       3,951        7.89%      62,814       5,097      8.11%
  Installment loans                          78,971       6,606        8.37%      63,501       5,433      8.56%
                                           --------     -------                 --------     -------
       Total Loans                          302,530      25,935        8.57%     276,243      24,115      8.73%
                                           --------     -------                 --------     -------
  Securities-taxable                         95,602       6,239        6.53%      74,605       5,147      6.90%
  Securities-tax free                        30,196       2,587        8.57%      26,934       2,380      8.83%
                                           --------     -------                 --------     -------
       Total Securities                     125,798       8,826        7.02%     101,539       7,527      7.41%
                                           --------     -------                 --------     -------
  Interest-bearing deposits with banks        2,918         177        6.07%       2,839         170      6.00%
  Federal funds sold                          4,007         222        5.54%       5,251         290      5.52%
                                           --------     -------                 --------     -------
       Total Money Market Assets              6,925         399        5.76%       8,090         460      5.69%
                                           --------     -------                 --------     -------
       Total Earning Assets                 435,253      35,160        8.08%     385,872      32,102      8.32%
  Non-earning assets                         21,657                               19,278
  Allowance for credit losses                (3,932)                              (3,446)
                                           --------                             --------
Total Assets                               $452,978                             $401,704
                                           ========                             ========
LIABILITIES AND STOCKHOLDERS' EQUITY:

Interest-Bearing Liabilities
  Interest-bearing demand deposits          $50,504     $ 1,225        2.43%    $ 45,682     $ 1,110      2.43%
  Savings deposits                           41,983       1,001        2.38%      42,482       1,038      2.44%
  Time deposits over $100,000                61,618       3,265        5.30%      53,784       2,827      5.26%
  Other time deposits                       171,147       9,764        5.71%     161,331       9,253      5.74%
                                           --------     -------                 --------     -------
       Total Interest-Bearing Deposit       325,252      15,255        4.69%     303,279      14,228      4.69%
                                           --------     -------                 --------     -------
  Borrowed funds and other interest-
       bearing liabilities                   54,661       3,202        5.86%      34,327       2,098      6.11%
                                           --------     -------                 --------     -------
       Total Interest-Bearing Liabilities   379,913      18,457        4.86%     337,606      16,326      4.84%
  Demand deposits                            35,887                               31,707
  Other liabilities                           3,779                                3,103
  Stockholders' equity                       33,399                               29,288
                                           --------                             --------
       Total Liabilities and
         Stockholders' Equity              $452,978                             $401,704
                                           ========                             ========

Net Interest Income Spread                              $16,703        3.22%                 $15,776      3.48%
                                                        =======        =====                 =======      ====

Net Interest Margin                                                    3.84%                              4.09%
                                                                       =====                              ====


                                                          1996
                                            --------------------------------
                                                        Interest     Average
                                            Average      Income/    Interest
                                            Balance      Expense      Rate
                                            --------    --------     -------
ASSETS:
Earning Assets: (2)
  Commercial loans-taxable                  $116,851     $10,466      8.96%
  Commercial loans-tax free                    8,658         800      9.24%
  Mortgage loans                              66,158       5,302      8.01%
  Installment loans                           52,436       4,623      8.82%
                                            --------     -------
       Total Loans                           244,103      21,191      8.68%
                                            --------     -------
  Securities-taxable                          47,524       3,131      6.59%
  Securities-tax free                         27,643       2,464      8.91%
                                            --------     -------
       Total Securities                       75,167       5,595      7.44%
                                            --------     -------
  Interest-bearing deposits with banks         1,738         101      5.81%
  Federal funds sold                           5,483         293      5.34%
                                            --------     -------
       Total Money Market Assets               7,221         394      5.46%
                                            --------     -------
       Total Earning Assets                  326,491      27,180      8.32%
  Non-earning assets                          18,271
  Allowance for credit losses                 (3,105)
                                            --------
Total Assets                                $341,657
                                            ========
LIABILITIES AND STOCKHOLDERS' EQUITY:

Interest-Bearing Liabilities
  Interest-bearing demand deposits          $ 38,637     $   937      2.43%
  Savings deposits                            45,257       1,163      2.57%
  Time deposits over $100,000                 46,261       2,421      5.23%
  Other time deposits                        136,460       7,750      5.68%
                                            --------     -------
       Total Interest-Bearing Deposit        266,615      12,271      4.60%
                                            --------     -------
  Borrowed funds and other interest-
       bearing liabilities                    17,821       1,035      5.81%
                                            --------     -------
       Total Interest-Bearing Liabilities    284,436      13,306      4.68%
  Demand deposits                             28,116
  Other liabilities                            2,978
  Stockholders' equity                        26,127
                                            --------
       Total Liabilities and
         Stockholders' Equity               $341,657
                                            ========

Net Interest Income Spread                               $13,874      3.64%
                                                         =======      ====

Net Interest Margin                                                   4.25%
                                                                      ====

---------------
(1) In this schedule and other schedules presented on a tax-equivalent basis, income that is exempt from federal income taxes, i.e. interest on state and municipal securities, has been adjusted to a taxable equivalent basis using a 34% federal income tax rate.

(2) Excludes non-performing loans.


Rate Volume Analysis

     The most significant impact on net income between periods is derived from the interaction of changes in the volume of and rates earned or paid on interest-earning assets and interest-bearing liabilities. The volume of earning dollars in loans and investments, compared to the volume of interest-bearing liabilities represented by deposits and borrowings, combined with the spread, produces the changes in net interest income between periods.

     The following table shows the relative contribution of changes in average volume and average interest rates to changes in net interest income for the periods indicated. The change in interest income and interest expense attributable to changes in both volume and rate, which cannot be segregated, has been allocated proportionately to the change due to volume and the change due to rate.

     The table below sets forth certain information regarding the changes in the components of net interest income for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributed to: (1) changes in rate (change in rate multiplied by current volume); (2) changes in volume (change in volume multiplied by old rate); (3) the total. The net change attributable to the combined impact of volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

                           Rate/Volume Variance Report

                                                                        Period Ended June 30
                                                                       (Dollars in thousands)
                                                                            1999 vs 1998
                                                                          Increase (Decrease)
                                                                                Due to
                                                            ----------------------------------------
                                                             Rate           Volume            Total
                                                            -----           ------           ------
Loans (taxable)                                             $(575)          $2,507           $1,932
Loans (tax-free)                                               (4)             (56)             (60)
Investment securities (taxable)                              (144)             219               75
Investment securities (tax-free)                              (56)             198              142
Time deposits with banks and federal funds sold               (19)             (47)             (66)
                                                            -----           ------           ------
         Total interest income                              $(798)          $2,821           $2,023
                                                            -----           ------           ------

Deposits                                                    $(414)          $  825           $  411
Borrowed funds                                               (116)             678              562
                                                            -----           ------           ------
         Total Interest expense                             $(530)          $1,503           $  973
                                                            -----           ------           ------
Net change in net interest income                           $(268)          $1,318           $1,050
                                                            =====           ======           ======


                                                                     Period Ended June 30
                                                                    (Dollars in thousands)
                                                                          1999 vs 1998
                                                                       Increase (Decrease)
                                                                               Due to
                                                           ----------------------------------------
                                                             Rate            Volume           Total
                                                            ------           ------          ------
Loans (taxable)                                             $ (95)           $ 793           $  698
Loans (tax-free)                                              (15)              62               47
Investment securities (taxable)                              (140)             922              782
Investment securities (tax-free)                              (12)              29               17
Time deposits with banks and federal funds sold                 5               36               41
                                                            -----           -------          ------
         Total interest income                              $(257)          $1,842           $1,585
                                                            -----           ------           ------

Deposits                                                   $   97           $  476           $  573
Borrowed funds                                                (55)             616              561
                                                           ------           ------           ------
         Total Interest expense                            $   42           $1,092           $1,134
                                                           ------           ------           ------
Net change in net interest income                          $ (299)          $  750           $  451
                                                           ======           ======           ======

                                                                          Rate/Volume Variance Report (1)
                                                               (dollars in thousands-taxable equivalent basis)

                                                            1998 vs 1997                               1997 vs 1996
                                                   -------------------------------        -----------------------------------
                                                          Increase (Decrease)                      Increase (Decrease)
                                                   -------------------------------        -----------------------------------
                                                    Total      Due to       Due to        Total           Due to      Due to
                                                   Change      Volume       Rate          Change          Volume       Rate
                                                   -------     ------      -------        ------          ------      ------
Interest Income:
    Commercial loans-taxable                       $1,822      $2,126       $(304)        $1,984          $1,882       $102
    Commercial loans-tax free                         (29)         (7)        (22)           335             279         56
    Mortgage loans                                 (1,146)     (1,032)       (114)         (205)            (268)        63
    Installment loans                               1,173       1,332        (159)           810             934       (124)
                                                   ------      ------       -----         ------          ------       ----
       Total Loans                                  1,820       2,419        (599)         2,924           2,827         97
                                                   ------      ------       -----         ------          ------       ----
    Securities-taxable                              1,092       1,430        (338)         2,016           1,787        229
    Securities-tax free                               207         288         (81)          (84)             (63)       (21)
                                                   ------      ------       -----         ------          ------       ----
       Total Securities                             1,299       1,718        (419)         1,932           1,724        208
                                                   ------      ------       -----         ------          ------       ----
    Interest-bearing deposits with banks                7           5           2             69              63          6
    Federal funds sold                                (68)        (69)          1             (3)            (15)        12
                                                   ------      ------       -----         ------          ------       ----
       Total Money Market Assets                      (61)        (64)          3             66              48         18
                                                   ======     =======       =====         ======          ======       ====

          Total Interest Income                     3,058       4,073      (1,015)         4,922           4,599        323
                                                   ------      ------       -----         ------          ------       ----

Interest Expense:
    Interest-bearing demand deposits                  115          96          19            173             162         11
    Savings deposits                                  (37)        (11)        (26)          (125)            (72)       (53)
    Time deposits over $100,000                       438         412          26            406             386         20
    Other time deposits                               511         563         (52)         1,503           1,390        113
                                                   ------      ------       -----         ------          ------       ----
       Total Interest-Bearing Deposits              1,027       1,060         (33)         1,957           1,866         91
    Borrowed funds and other
       interest-bearing liabilities                 1,104       1,243        (139)         1,063             958        105
                                                   ------      ------       -----         ------          ------       ----
          Total Interest Expense                    2,131       2,303        (172)         3,020           2,824        196
                                                   ------      ------       -----         ------          ------       ----

Net Interest Income                                $  927      $1,770       $(843)        $1,902          $1,775       $127
                                                   ======      ======       =====         ======          ======       ====

-------------
(1) Changes in interest income and interest expense attributable to changes in both volume and rate have been allocated proportionately to changes due to volume and changes due to rate.

Current Year

     In 1998, tax-equivalent net interest income increased $927,000 over the 1997 level. Balance sheet growth again resulted in improved earnings as evidenced by the $1.8 million increase in net interest income due to volume. Loan growth added $2.4 million to interest income due to increases in both commercial and installment loans outstanding. New securities purchases, including those purchased in leveraging transactions, also contributed to the improved earnings in the amount of $1.7 million. In order to fund the growth in loans and investments, new deposits and borrowed funds were added which resulted in a $2.3 million increase in interest expense.

     The negative impact of rate reductions can be seen in the $1.0 million decrease in interest income due to rate which was only partially offset by the $172,000 decrease in the cost of liabilities due to repricing. Variable rate assets which reprice immediately were reduced by seventy-five basis points during the fourth quarter as the Federal Reserve cut interest rates three times in a seven week period. New volume at lower than historic levels also contributed to the negative variance due to rate. During this same period, we held rates steady on our low-cost deposit base while the effect of repricing on certificates of deposit will materialize over time.

Prior Year

     In 1997, growth also lead to improved earnings. The $1.9 million increase in net interest income includes $1,775,000 due to volume but also includes $127,000 due to rate, reflecting a positive repricing impact. Loan and investment portfolio growth added $4.5 million which was partially offset by the $2.8 million increase in the cost of funds to support the asset growth. Rate fluctuations on earning assets added over $300,000 which includes an increase in commercial loans related to the twenty-five basis point hike in the prime rate during the year and investment purchases at increased yields. The cost of certificates of deposit increased as we attempted to lengthen our portfolio for asset/liability purposes. New borrowings and variable rate adjustments increased the cost of borrowed funds.

Provision for Credit Losses

     The provision for credit losses varies from year to year based on management's evaluation of the adequacy of the allowance for credit losses in relation to the risks inherent in the loan portfolio. In its evaluation, management considers credit quality, changes in loan volume, composition of the loan portfolio, past experience, delinquency trends, and the economic conditions. Consideration is also given to examinations performed by regulatory authorities and our independent auditors. The provision for credit losses was $920,000 in 1998, $1,110,000 in 1997 and $820,000 in 1996.

     A monthly provision of $60,000 was credited to the allowance for loan losses during the first half of 1999 and 1998, respectively. The ratio of the loan loss reserve to total loans at June 30, 1999 and 1998 was 1.30% and 1.19%, respectively.

Other Income

-------------------------------------------------------------------------------------------------------------------
                               For the Six Months Ended June 30,                  For the Years Ended
-------------------------------------------------------------------------------------------------------------------
     Other Income                  1999               1998               1998              1997               1996
-------------------------------------------------------------------------------------------------------------------
                                                                                  (dollars in thousands)
Service charge                     $398               $391             $  780            $  759             $  693
Net gain/(loss) on the
    sale of securities              213                 51                125                (8)               130
Net gain on the sale of
    other real estate                 0                 38                 47               377                  1
Net gain on the sale of
    other assets                     44                131                230                29                 25
Other                               196                173                401               315                250
                                    ---               ----             ------            ------             ------
Total Other Income                  851                784             $1,583            $1,628             $1,099
-------------------------------------------------------------------------------------------------------------------

     Our other income category can be separated into three distinct sub-categories; service charges make up the core component of this area of earnings while net gains (losses) from the sale of assets and other fee income comprise the balance.

     Non-interest income in the first six months of 1999 increased $67,000 in comparison to the same period of 1998. The majority of this increase can be attributed to the $162,000 increase in the gain on the sale of securities offset by a decrease in the gain on the sale of loans of $86,000. Excluding income from asset sales, non-interest income increased $29,000, or 5%, during the first six months of 1999 as compared to the same period of last year.

     Income from service charges on deposits for the six months ended June 30, 1999 increased $7,000, or 2%, in comparison to the same period of the previous year, while other fee income increased $23,000, or 13%. Loan servicing fees and investment brokerage income comprise the majority of this increase.

     In 1998, earnings from service charges were $21,000, or 3%, higher than the 1997 total. Net gains from securities sales totaled $125,000 in 1998 as management sold securities to minimize the risk from prepayments on mortgage-backed securities. The $47,000 net gain from the sale of other assets includes earnings generated from the bank's real estate subsidiary, FNCB Realty, Inc. During 1998, we continued to shed interest rate risk through the sale of $22.8 million of fixed rate residential mortgage loans. These loan sales, with rates ranging from 6.125% to 9.125%, added $189,000 to 1998 earnings after accounting for fees associated with the sale. As importantly, the servicing rights were retained thereby resulting in no impact on our customers and improving future profits through servicing fee income. It is management's intention to continue to shed interest rate risk as opportunities present themselves in order to remain competitive in this area of retail lending. Servicing fees collected on mortgage loans which have been sold were $97,000 in 1998, or $43,000 higher than the same period of 1997. All other fee income increased $81,000 over the 1997 total including a $40,000 improvement in the earnings generated through a partnership with INVEST.

     During 1997, service charges increased $66,000, or 10%. The majority of this increase can be attributed to uncollected funds, although newly initiated surcharge fees pertaining to automatic teller machines also contributed $34,000 of additional income. The decrease in the area of net gains or losses on the sale of securities also represents our efforts to improve future profits. During 1997, many of the lowest yielding securities in the portfolio were sold as interest rates plummeted, thereby enabling us to reposition the portfolio for future benefits. Included in net gains on the sale of other assets is $524,000 recognized on the sale of real estate and other assets by FNCB Realty, Inc. These assets were transferred to the bank's subsidiary through foreclosure action and subsequently resold. Other income increased $69,000 in comparison to 1996 as letter of credit fees increased considerably and fee income from the bank's relationship with INVEST Financial Corporation also provided an increase of $22,000 over the 1996 level. In 1997, residential mortgage loans totaling $14.7 million were sold, resulting in a net gain of $66,000.

Other Expenses

                                  For the Six Months Ended                    For the Years Ended
---------------------------------------------------------------------------------------------------------------
    Other Expenses                1999              1998              1998              1997              1996
---------------------------------------------------------------------------------------------------------------
                                                                               (dollars in thousands)
Salary expense                   $2,093            $1,808            $3,772            $3,482            $3,176
Employee benefit expense            552               495               977               960               900
Occupancy expense                   492               412               869               842               812
Equipment expense                   376               322               677               610               484
Advertising expense                 175               150               341               272               259
Data Processing expense             304               253               530               424               382
Other operating expenses          1,189             1,045             2,257             2,249             1,891
                                 ------            ------            ------            ------            ------
Total Other Expenses             $5,181            $4,485            $9,423            $8,839            $7,904
---------------------------------------------------------------------------------------------------------------

     Non-interest expense increased $696,000, or 16%, for the period ended June 30, 1999 compared to the same period of the previous year. Salaries and benefits costs account for most of the increase, adding $342,000, or 15%, in comparison to the first six months of 1998. Other operating expenses increased $220,000, or 15%. A new branch office which opened in the fourth quarter of 1998 contributed to the increase. Our overhead ratio was 2.06% for the first six months of 1999 as compared to 2.07% for the same period in 1998.

     Total other expenses increased $584,000, or 7%, in 1998 in comparison to the prior year. Employee costs accounted for $307,000, or 53%, of the increase while occupancy and equipment costs rose $94,000, or 16% of the total. All other expenses increased $183,000, or 31% of the total due primarily to increases in advertising and data processing costs. Our overhead ratio, which measures non-interest expenses in relation to average assets improved from the 2.20% recorded in 1997 to 2.08%. In 1996, the overhead ratio was 2.31%.

     Salary and benefits amount to 50% of our total other expenses. During 1998, salary expense increased $290,000, or 8%, due to merit increases and the addition of staff to meet our growing sales and administrative needs. Full-time equivalent employees at December 31, 1998 were 168, an increase from the 151 reported as of the same period last year. Employee benefit costs increased

$17,000, or 2%, in 1998 due primarily to a $30,000 increase in our contribution to a defined contribution profit sharing plan. Hospitalization costs, payroll taxes and other benefits decreased $13,000 in comparison to 1997.

     Occupancy expenses increased $27,000, or 3%, in 1998 due primarily to rental expense associated with a new community office. Increases in maintenance expenses and depreciation on the new facilities were offset by a reduced level of real estate taxes. Equipment costs increased $67,000, or 11%, due to depreciation expense on new equipment, including computers and related technology.

     All other operating expenses increased $183,000, or 6%, compared to 1997. Advertising costs increased $69,000 while data processing expenses rose $106,000 in 1998 due to bank promotions and technological advances. All other components of other operating expenses were limited to an $8,000 net increase.

     In 1997, total other expenses increased $935,000, or 12%, in comparison to 1996. During 1996 other expenses increased 11% from the prior period. Employee costs accounted for 39% of the increase in 1997 while occupancy and equipment costs rose by $156,000, or 17% of the total. All other operating expenses increased $413,000, or 44% of the total increase.

     Salary and benefit costs comprised the majority of total other expenses in 1997 and increased 9% over the 1996 level. Salaries increased $306,000, or 10%. Contributing to this increased cost are merit increases, as well as the full year's effect of the Kingston Office which opened in August 1996. Full-time equivalent employees at December 31, 1997 were 151, a decrease from the 155 reported in 1996. Employee benefit costs increased $60,000, or 7%, in 1997 due primarily to rising health care costs and a $30,000 increase in our contribution to a defined contribution profit sharing plan. Increases in payroll taxes and other benefits amounted to $5,000.

     Occupancy expenses increased $30,000, or 4%, in 1997. The recognition of a full year's effect from the Kingston Office which opened during 1996 accounts for the vast majority of the increase.

     Equipment expenses increased $126,000, or 26%, during 1997. Depreciation and maintenance on new equipment accounted for $108,000 of the increase, including $23,000 from our newest office. This increased cost reflects our commitment to new technology, including a complete upgrade to the retail delivery systems.

     All other operating expenses increased $413,000 in 1997 from the prior period. Noncontrollable items such as FDIC Insurance, Bank Shares Tax and examinations accounted for $97,000 of the increased cost. Also contributing significantly to the increased cost was $169,000 of operating costs from the bank's subsidiary, FNCB Realty, Inc. The majority of these costs reflect operating expenses associated with a single property which was sold. All other components of other operating expenses increased $159,000, or 7%.

Provision for Income Taxes

     During the first six months of 1999, income before taxes increased $422,000 over the same period in 1998. We anticipated an increase of $143,000 in tax expense based on a statutory rate of 34%. Due to an increased level of tax-exempt income and our deferred tax benefits, our provision for income taxes increased only $73,000. Our effective tax rates for the six-month periods ended June 30, 1999 and 1998 were 24.2% and 25.0%, respectively.

     Federal income tax expense decreased $39,000 in 1998 in comparison to the 1997 total in spite of the $426,000 improvement in income before taxes. Tax benefits derived from an increased level of tax-exempt income had a $40,000 positive effect while the effect of deferred taxes and other items reduced the 1998 provision by $144,000. Our effective tax rate for 1998 and 1997 was 23.6% and 25.8%, respectively.

     During 1997, federal income tax expense increased $351,000 in comparison to 1996. The majority of the increase was attributed to the $1,119,000 improvement in pre-tax income as well as the effect of other non-deductible and deferred tax items. Tax benefits related to non-taxable interest income increased $57,000 over the 1996 total. The effective tax rate for 1996 was 24.6%.

                               FINANCIAL CONDITION

     During the first six months of 1999, total assets increased $25 million, or 10% on an annual basis. Our total deposits increased over $15 million during the first six months of 1999 and we used this liquidity to fund over $20 million of new loans.

     Total assets increased $55 million, or 13%, in 1998 compared to a similar $56 million increase in 1997. Total deposits provided $34 million of new funds in 1998 while borrowed funds increased $17 million. This available liquidity was utilized to fund the $44 million, or 16%, increase in net loans as well as the $10 million growth in our securities portfolio.

Securities

     Our primary objectives in managing our securities portfolio are to maintain the necessary flexibility to meet liquidity and asset and liability management needs and to provide a stable source of interest income.

     Total securities increased $2.6 million at June 30, 1999 over December 31, 1998 and $8.5 over June 30, 1998. The growth over the past year was concentrated in the securities of U.S. government agencies and tax-exempt municipal securities.

     During 1998, total securities increased $10 million over 1997, inclusive of a $463,000 decrease in the fair value of the portfolio. During 1998, growth was again concentrated in mortgage-backed securities including $15 million which were purchased with structured borrowings from the Federal Home Loan Bank of Pittsburgh, thereby allowing us to earn a favorable spread between the rate earned on the securities and the cost of the borrowed funds.

     Management remains committed to a strategy which limits purchases to those that are virtually free of credit risk and will help to meet the objectives of our investment and asset/liability management policies.

     Gross proceeds from the sale of investment securities for the periods ended June 30, 1999 and 1998 were $18,259,633 and $10,637,449, respectively, with the gross realized gains being $219,060 and $76,209, respectively, and gross realized losses being $5,869 and $24,952, respectively.

     At June 30, 1999 and 1998, investment securities with a carrying amount of $78,445,710 and $49,657,797, respectively, were pledged as collateral to secure public deposits and for other purposes.

     The following tables show the carrying amounts of securities for the periods indicated:

---------------------------------------------------------------------------------------------------------------
                                             June 30                                  December 31
---------------------------------------------------------------------------------------------------------------
                                    1999              1998              1998              1997           1996
                                    ----              ----              ----              ----           ----
                                                              (dollars in thousands)
U.S. Treasury securities and
    obligations of U.S.
    government agencies           $ 13,840          $ 19,738          $ 13,109          $ 31,808        $27,946
Obligations of state and
    political subdivisions          37,711            32,224            33,671            27,043         29,533
Mortgage-backed securities          74,201            68,069            77,590            56,615         22,544
Corporate debt securities              952                 0               992                 0              0
Equity securities                    7,741             5,901             6,468             5,901          2,453
                                  --------          --------          --------          --------        -------
       Total                      $134,445          $125,932          $131,830          $121,367        $82,476
                                  ========          ========          ========          ========        =======
---------------------------------------------------------------------------------------------------------------

     The following table sets forth the maturities of securities at December 31, 1998 and the weighted average yields of such securities calculated on the basis of the cost and effective yields weighted for the scheduled maturity of each security. Tax-equivalent adjustments using a 34% rate have been made in calculating yields on obligations of state and political subdivisions.


                                                                                            Mortgage-
                                 Within           2-5           6-10           Over          Backed        No Fixed
    (dollars in thousands)      One Year         Years         Years         10 Years      Securities      Maturity        Total
                                --------        ------        -------        --------      ----------      --------        -----
U.S. Treasury securities         $2,005         $    0         $    0        $     0        $     0         $    0       $  2,005
   Yield                          5.87%                                                                                     5.87%
Obligations of U.S.
government agencies                                500          7,115          3,457                                       11,072
   Yield                                         6.03%          6.72%          5.46%                                        6.30%
Obligations of state and
political subdivisions (1)                       1,732          7,315         23,406                                       32,453
   Yield                                         6.11%          9.48%          7.66%                                        7.99%
Mortgage-backed
securities                                                                                   77,632                        77,632
   Yield                                                                                      5.80%                         5.80%
Corporate debt
securities                                                        504            497                                        1,001
   Yield                                                        6.25%          6.01%                                        6.13%
Equity securities (2)                                                                                        6,468          6,468
   Yield                                                                                                     6.48%          6.48%
                                 ------         ------        -------        -------        -------         ------       --------
Total maturities                 $2,005         $2,232        $14,934        $27,360        $77,632         $6,468       $130,631
                                 ======         ======        =======        =======        =======         ======       ========
   Weighted yield                 5.87%          6.10%          8.06%          7.35%          5.80%          6.48%          6.42%
                                 ======         ======        =======        =======        =======         ======       ========

--------------
(1) Yields on state and municipal securities have been adjusted to a tax-equivalent basis using a 34% federal income tax rate.

(2)  Yield presented represents 1998 actual return.

Loans

     Total loans increased by $20 million, or 6.1%, at June 30, 1999 over December 31, 1998, and $52 million, or 17.7%, over June 30, 1998. Commercial loans increased $46 million during the year while growth in consumer loans was minimized by the sale of over $22 million of residential mortgages.

     Total loans increased $45 million, or 16%, in 1998. Commercial loans provided $30 million of the increase while installment lending also contributed $26 million of growth since December 31, 1997. The commercial growth includes $18 million secured by real estate while the growth in installment loans includes $14 million of indirect auto loans and an additional $14 million which is secured by real estate. Residential real estate loans decreased $12 million in 1998 as we continued with our strategy of reducing interest rate risk through the sale of long-term, fixed-rate assets. During 1998, over $22 million of these long-term assets were sold in the secondary market resulting in a reduced level of interest rate risk and a net gain on the sales of approximately $189,000. The sale of these assets provides liquidity for future growth and also allows us to continue to provide competitive products during the current low-rate environment.

         The following table sets forth detailed information concerning the composition of our loan portfolio as of the dates specified:

                                                      June 30, 1999                   December 31, 1998
                                               --------------------------         ------------------------
                                                Amount               %             Amount              %
                                               --------           -----           --------           -----
                                                                  (Dollars in thousands)
Commercial and Industrial                      $ 65,073            18.7           $ 49,796            15.1
Real Estate Construction                          3,156             0.9              2,350             0.7
Real Estate Mortgage                            219,573            62.9            209,204            63.6
Installment Loans to Individuals                 53,135            15.2             58,799            17.9
Other Loans                                       8,051             2.3              8,748             2.7
      Less: Unearned Discount                        (2)            0.0                 (4)            0.0
                                               --------           -----           --------           -----
Total Gross Loans                              $348,986           100.0           $328,893           100.0
                                                                  -----                              -----
      Less: Allowance for Loan Losses
                                                 (4,529)                            (4,283)
                                               --------                           --------
Net Loans                                      $344,457                           $324,610
                                               ========                            =======

     Details regarding the loan portfolio for each of the last five years are as follows:

                                Loans Outstanding
                             (dollars in thousands)

                                                                         December 31
                                    -------------------------------------------------------------------------------------
                                      1998               1997               1996                1995               1994
                                    --------           --------           --------            --------           --------
Commercial and Industrial           $ 49,796           $ 36,790           $ 29,625            $ 26,987           $ 21,915
Real Estate                          211,554            190,266            181,455             165,362            153,248
Installment                           58,799             46,174             43,200              31,252             15,465
Other                                  8,748             11,133              8,785               8,879              4,941
                                       -----             ------              -----               -----              -----
   Total Loans Gross                 328,897            284,363            263,065             232,480            195,569
Unearned Discount                         (4)               (10)               (18)                (37)               (65)
                                   ---------          ---------           --------            --------            -------
   Total Loans                       328,893            284,353            263,047             232,443            195,504
Allowance for Credit Losses           (4,283)            (3,623)            (3,167)             (2,800)            (2,250)
                                    --------           --------            --------            --------           --------
   Net Loans                        $324,610           $280,730            $259,880           $229,643           $193,254
                                    ========           ========            ========           ========           ========

     The following schedule shows the repricing distribution of loans outstanding as of December 31, 1998. Also provided are these amounts classified according to sensitivity to changes in interest rates.

-------------------------------------------------------------------------------------------------------------
                                      Loans Outstanding - Repricing Distribution
                                                 (dollars in thousands)
-------------------------------------------------------------------------------------------------------------
                                                 Within              One to          Over Five
                                                One Year           Five Years          Years           Total
                                                --------            --------          -------        -------
Commercial and Industrial                       $ 35,453            $ 10,882          $ 3,461        $ 49,796
Real Estate                                      108,214              72,680           30,660         211,554
Installment                                        6,276              51,167            1,356          58,799
Other                                              1,934                  84            6,730           8,748
                                                --------            --------          -------        --------
       Total                                    $151,877            $134,813          $42,207        $328,897
                                                ========            ========          =======        ========

Loans with predetermined interest rates          $34,041             $71,758          $33,232        $139,031
Loans with floating rates                        117,836              63,055            8,975         189,866
                                                 -------              ------          -------        --------
       Total                                    $151,877            $134,813          $42,207        $328,897
                                                ========            ========          =======        ========
-------------------------------------------------------------------------------------------------------------

Asset Quality

     We manage credit risk through the application of policies and procedures designed to foster sound underwriting and credit monitoring practices, although, as is the case with any financial institution, a certain degree of credit risk is dependent in part on local and general economic conditions that are beyond our control.

     Our Risk Management Committee meets quarterly or more often as required and makes recommendations to the Board of Directors regarding provisions for credit losses. The Committee reviews individual problem credits and ensures that ample reserves are established considering both general allowances and specific allocations.

     The following schedule reflects various non-performing categories for the periods indicated:

                                                              June 30, 1999        Dec. 31, 1998
                                                              -------------        -------------
                                                                    (Dollars in thousands)
Nonaccrual loans                                                   $1,086               $  845
Loans past due 90 days or more and still accruing                     452                  452
                                                                   ------               ------
      Total non-performing loans                                    1,538                1,297
                                                                   ------                -----
Other Real Estate Owned                                                 0                    0
                                                                   ------               ------
      Total non-performing assets                                  $1,538               $1,297
                                                                   ======               ======

Non-performing loans as a percentage of gross loans                  0.4%                 0.4%
                                                                     ===                  ===
Non-performing assets as a percentage of total assets                0.3%                 0.3%
                                                                     ===                  ===


     The following schedule reflects various non-performing categories as of December 31 for each of the last five years:

                                                                (Dollars in thousands)
                                                  1998          1997          1996         1995         1994
                                                  ----          ----          ----         ----         ----
Nonaccrual loans
     Impaired                                   $    0        $    0        $  447       $1,341       $1,869
     Other                                         845           207           267          288          416
Loans past due 90 days or more and still
   accruing                                        452         1,224           354          157          418
Other Real Estate Owned                              0             0           337           25           75
                                                ------        ------        ------       ------       ------
     Total Non-Performing Assets                $1,297        $1,431        $1,405       $1,811       $2,778
                                                ======        ======        ======       ======       ======

     During the first six months of 1999, total non-performing assets increased due to the transfer of two loans to nonaccrual status. At June 30, 1999, our ratio of nonaccrual loans to total loans was 0.4%

     During 1998, total non-performing assets decreased due to the $772,000 reduction in loans past due more than ninety days. Nonaccrual loans increased $638,000 from the December 31, 1997 level and includes $660,000 that was transferred to nonaccrual status during 1998. The majority of the increase is split among three credits which are substantially secured by real estate. As of December 31, 1998, our ratio of nonaccrual loans to total loans was .26%, less than one-half of the national peer banks reported ratio of .63%. We continue to acknowledge the weakness in local real estate markets and in general economic conditions, emphasizing strict underwriting standards to minimize the negative impact of the current environment. Management remains ever conscious to avoid the problems of over-lending experienced during the 1980's and expects future efforts to reduce delinquency percentages during 1999.

     The following table presents an allocation of the allowance for credit losses as of the end of each of the last five years:

                          Loan Loss Reserve Allocation
                             (dollars in thousands)

                             12/31/98                  12/31/97                  12/31/96                  12/31/95
                      ------------------------   -----------------------  ------------------------  ------------------------
                                    Percentage                Percentage                Percentage                Percentage
                                        of                        of                        of                        of
                                     Loans in                  Loans in                  Loans in                  Loans in
                                       Each                      Each                      Each                      Each
                                     Category                  Category                  Category                  Category
                                     to Total                  to Total                  to Total                  to Total
                        Amount        Loans       Amount        Loans      Amount         Loans      Amount         Loans
                       -------       --------    -------       --------    ------        --------    ------       ---------
Commercial
and Financial          $1,706           58%      $1,340           56%      $1,326           52%      $1,094           52%
Real Estate               117           14%         118           20%          98           26%         105           29%
Installment                92           28%          69           24%          61           22%          38           19%
Unallocated             2,368                     2,096                     1,682                     1,563
                       ------          ----      ------          ----      ------          ----      ------          ----
                       $4,283          100%      $3,623          100%      $3,167          100%      $2,800          100%
                       ======          ====      ======          ====      ======          ====      ======          ====

                          12/31/94
                   ------------------------
                                 Percentage
                                     of
                                  Loans in
                                    Each
                                  Category
                                  to Total
                    Amount          Loans
                   -------        --------
Commercial
and Financial       $1,110           53%
Real Estate            121           34%
Installment             29           13%
Unallocated            990
                    ------          ----
                    $2,250          100%
                    ======          ====

     The following schedule presents an analysis of the allowance for credit losses for each of the last five years:

                                                                                   Years Ended December 31
                                                       -------------------------------------------------------------------------
                                                         1998            1997             1996             1995           1994
                                                       ------          ------            ------          ------          ------
                                                                               (Dollars in thousands)

Balance, January 1                                     $3,623          $3,167           $2,800           $2,250          $2,027
Charge-Offs:
   Commercial and Financial                                77             547              420              449             495
   Real Estate                                             50               9               20               97              60
   Installment                                            180             141              141               59              38
                                                       ------          ------           ------           ------          ------
      Total Charge-Offs                                   307             697              581              605             593
                                                       ------          ------           ------           ------          ------
Recoveries on Charged-Off Loans:
   Commercial and Financial                                11               8              109              327             103
   Real Estate                                              1               0                0                1               0
   Installment                                             35              35               19               31              13
                                                       ------          ------           ------           ------          ------
      Total Recoveries                                     47              43              128              359             116
                                                       ------          ------           ------           ------          ------
Net Charge-Offs                                           260             654              453              246             477
                                                       ------          ------           ------           ------          ------
Provision for Credit Losses                               920           1,110              820              796             700
                                                       ------          ------           ------           ------          ------
Balance, December 31                                   $4,283          $3,623           $3,167           $2,800          $2,250
                                                       ======          ======           ======           ======          ======

Net Charge-Offs during the period as a percentage
   of average loans outstanding during the period        .09%            .24%             .18%             .12%            .28%
Allowance for credit losses as a percentage of net
   loans outstanding at end of period                   1.30%           1.27%            1.20%            1.20%           1.15%


     During 1998, losses charged to the reserve declined considerably from prior periods while recoveries were consistent with the 1997 total. During 1995, payments approximating $300,000 were received from loans charged-off in 1991, 1992 and 1994.

     The following table sets forth certain information with respect to our allowance for loan losses and charge-offs as of the dates specified:


                                                Period Ended
                                       -----------------------------
                                       June 30,             Dec. 31,
                                         1999                 1998
                                       --------             --------
                                          (Dollars in thousands)

Balance, January 1                     $4,283               $3,623
Recoveries Credited                       161                   47
Losses Charged                            275                  307
Provision for Loan Losses                 360                  920
                                       ------               ------
Balance at End of Period               $4,529               $4,283
                                       ======               ======

Deposits

     The primary source of funds to support our growth is our deposit base, and emphasis has been placed on accumulating new deposits while making every effort to retain current relationships. Total deposits increased $34 million in 1998 comprised primarily of growth in certificates of deposit but also includes over $7 million in low-cost savings and demand accounts.

     The average daily amount of deposits and rates paid on such deposits is summarized for the periods indicated in the following table:


-----------------------------------------------------------------------------------------------------------------
                                                          Year Ended December 31
----------------------------------------------------------------------------------------------------------------
                                      1998                           1997                          1996
                             Amount         Rate          Amount           Rate          Amount          Rate
                           --------         -----       --------           ----        ---------        -----
                                                        (thousands of dollars)
Noninterest-bearing
   demand deposits         $ 35,887                     $ 31,707                       $ 28,116
Interest-bearing
   demand deposits           50,504         2.43%         45,682           2.43%         38,637          2.43%
Savings deposits             41,983         2.38%         42,482           2.44%         45,257          2.57%
Time deposits               232,765         5.60%        215,115           5.62%        182,721          5.57%
                           --------                     --------                       --------
         Total             $361,139                     $334,986                       $294,731
                           ========                     ========                       ========
-----------------------------------------------------------------------------------------------------------------



     Maturities of time certificates of deposit of $100,000 or more outstanding at December 31, 1998, are summarized as follows:


                         Time Certificates of Deposit
                            (thousands of dollars)

        3 months or less                             $45,474
        Over 3 through 6 months                        8,083
        Over 6 through 12 months                      10,818
        Over 12 months                                 4,966
                                                       -----
        Total                                        $69,341
                                                     =======

     The average daily amount of deposits and rates paid on such deposits is summarized for the periods indicated in the following table:

                                                         Six Months Ended June 30
                                          -----------------------------------------------------
                                                   1999                            1998
                                          ----------------------          ---------------------
                                           Amount         Rate             Amount         Rate
                                          --------        -----           --------        ----
                                                           (thousands of dollars)
Noninterest-bearing demand deposits       $ 40,273                        $ 33,633
Interest-bearing demand deposits            59,629        2.47%             49,925        2.46%
Savings deposits                            43,781        2.26%             39,667        2.43%
Time deposits                              251,237        5.30%            227,089        5.62%
                                          -------                         -------
     Total                                $394,920                        $350,314
                                          ========                        ========

                         ASSET AND LIABILITY MANAGEMENT

     The major objectives of our asset and liability management are to: (1) manage exposure to changes in the interest rate environment to achieve a neutral interest sensitivity position within reasonable ranges, (2) ensure adequate liquidity and funding, (3) maintain a strong capital base, and (4) maximize net interest income opportunities. We manage these objectives through our senior management and Asset and Liability Management Committees. Members of the committees meet regularly to develop balance sheet strategies affecting the future level of net interest income, liquidity and capital. Items that are considered in asset and liability management include balance sheet forecasts, the economic environment, the anticipated direction of interest rates and our earning's sensitivity to changes in these rates.

Interest Rate Sensitivity

     We analyze our interest sensitivity position to manage the risk associated with interest rate movements through the use of gap analysis and simulation modeling. Interest rate risk arises from mismatches in the repricing of assets and liabilities within a given time period. Gap analysis is an approach used to quantify these differences. A positive gap results when the amount of interest-sensitive assets exceeds that of interest-sensitive liabilities within a given time period. A negative gap results when the amount of interest-sensitive liabilities exceeds that of interest-sensitive assets.

     While gap analysis is a general indicator of the potential effect that changing interest rates may have on net interest income, the gap report has some limitations and does not present a complete picture of interest rate sensitivity. First, changes in the general level of interest rates do not affect all categories of assets and liabilities equally or simultaneously. Second, assumptions must be made to construct a gap table. For example, non-maturity deposits are assigned a repricing interval based on internal assumptions. Management can influence the actual repricing of these deposits independent of the gap assumption. Third, the gap table represents a one-day position and cannot incorporate a changing mix of assets and liabilities over time as interest rates change.

     Because of the limitations of the gap reports, we use simulation modeling to project future net interest income streams incorporating the current gap position, the forecasted balance sheet mix, and the anticipated spread relationships between market rates and bank products under a variety of interest rate scenarios.

         Our interest rate sensitivity at December 31, 1998, was essentially neutral within reasonable ranges; for example, an interest rate fluctuation of up or down 200 basis points would not be expected to have a significant impact on net interest income.

Interest Rate Gap

         The following schedule illustrates our interest rate gap position as of December 31, 1998. At that date, our cumulative gap position at all intervals measured within one year were within internal guidelines.

                       Interest Rate Sensitivity Analysis
                             as of December 31, 1998
                              (dollars in thousand)

                                                                  Rate Sensitive
                                       -----------------------------------------------------------------
                                                                    181 to                                    Not
                                        1 to 90     91 to 180        365          1 to 5        Beyond        Rate
                                         Days          Days          Days          Years        5 Years    Sensitive       Total
                                       --------     ---------     ---------      --------       -------    ----------     --------
Commercial loans                       $ 93,150     $   5,492     $  10,606      $ 59,964       $21,343    $       0      $190,555
Mortgage loans                            3,244         2,803         8,504        18,679        10,604            0        43,834
Installment loans                         9,993         5,898        11,324        56,104        10,170            0        93,489
                                       --------     ---------     ---------      --------       -------    ---------      --------
       Total loans                      106,387        14,193        30,434       134,747        42,117            0       327,878
                                       --------     ---------     ---------      --------       -------    ---------      --------

Securities-taxable                       21,116         5,960         9,026        31,404        23,700        8,172        99,378
Securities-tax free                       1,410             0           300        13,658        17,084            0        32,452
                                       --------     ---------     ---------      --------       -------    ---------      --------
       Total Securities                  22,526         5,960         9,326        45,062        40,784        8,172       131,830
                                       --------     ---------     ---------      --------       -------    ---------      --------

Interest-bearing deposits with            1,487           198           496           297             0            0         2,478
    banks
Federal funds sold                        3,400             0             0             0             0            0         3,400
                                       --------     ---------     ---------      --------       -------    ---------      --------
       Total Money Market Assets          4,887           198           496           297             0            0         5,878
                                       --------     ---------     ---------      --------       -------    ---------      --------

Total Earning Assets                    133,800        20,351        40,256       180,106        82,901        8,172       465,586
Non-earning assets                            0             0             0             0             0       22,082        22,082
Allowance for credit losses                   0             0             0             0             0      (4,283)       (4,283)
                                       --------     ---------     ---------      --------       -------    ---------      --------
      Total Assets                     $133,800     $  20,351     $  40,256      $180,106       $82,901      $25,971      $483,385
                                       ========     =========     =========      ========       =======    =========      ========

Interest-bearing demand deposits       $ 32,966     $       0     $       0      $ 18,274       $     0    $       0      $ 51,240
Savings deposits                              0           463           688        40,866             0            0        42,017
Time deposits $100,000 and over          45,474         8,083        10,818         4,966             0            0        69,341
Other time deposits                      38,526        27,332        50,215        61,941             0            0       178,014
                                       --------     ---------     ---------      --------       -------    ---------      --------
Total Interest-Bearing Deposits         116,966        35,878        61,721       126,047             0            0       340,612
                                       --------     ---------     ---------      --------       -------    ---------      --------

Borrowed funds and other
   interest-bearing liabilities          16,116         2,038        17,718        24,303         5,000            0        65,175
                                       --------     ---------     ---------      --------       -------    ---------      --------

Total Interest-Bearing Liabilities      133,082        37,916        79,439       150,350         5,000            0       405,787
Demand deposits                               0             0             0             0             0       39,427        39,427
Other liabilities                             0             0             0             0             0        3,492         3,492
Stockholders' equity                          0             0             0             0             0       34,679        34,679
                                       --------     ---------     ---------      --------       -------    ---------      --------

Total Liabilities and Stockholders'
Equity                                 $133,082     $  37,916     $  79,439      $150,350       $ 5,000    $  77,598      $483,385
                                       ========     =========     =========      ========       =======    =========      ========

Interest Rate Sensitivity gap          $    718     $(17,565)     $(39,183)      $ 29,756       $77,901    $(51,627)
                                       ========     =========     =========      ========       =======    =========

Cumulative gap                         $    718     $(16,847)     $(56,030)     $(26,274)       $51,627
                                       ========     =========     =========      ========       =======

     Our computerized simulation modeling system also measures exposure to interest rate risk, taking into account a growing balance sheet under various interest rate scenarios. As of December 31, 1998, the modeling system provided results which were within policy guidelines of plus or minus ten percent assuming a 200 basis point shift in market interest rates.

Liquidity

     The term "liquidity" refers to our ability to generate sufficient amounts of cash to meet our cash-flow needs. Liquidity is required to fulfill the borrowing needs of our credit customers and the withdrawal and maturity requirements of our deposit customers, as well as to meet other financial commitments.

     Our short-term liquidity position is strong as evidenced by $12,205,000 in cash and due from banks and $2,280,000 in interest-bearing balances with banks maturing within one year. A secondary source of liquidity is provided by the investment portfolio with $13,489,000, or 10%, of the portfolio maturing or expected to be called within one year and expected cash flow from principal reductions approximating an additional $15,000,000.

     We have relied primarily on our retail deposits as a source of funds. The bank is normally only a seller of Federal Funds to invest excess cash; however, the bank can also borrow in the Federal Funds market to meet temporary liquidity needs. Other sources of potential liquidity include repurchase agreements, Federal Home Loan Bank advances and the Federal Reserve Discount Window.

     Cash and cash equivalents (cash and due from banks and federal funds sold) are our most liquid assets. At December 31, 1998 cash and cash equivalents totaled $13.4 million, compared to the December 31, 1997 level of $14.7 million. Financing activities provided $50.0 million and operating activities provided $6.8 million of cash and cash equivalents during the year while investing activities utilized $58.0 million. The cash flow provided by financing activities is due to deposit growth and an increase in borrowed funds outstanding while the funds provided by operating activities pertains to interest payments received on loans and investments. The cash used in investing activities consists of loan proceeds and security purchases.

     Core deposits, which represent our primary source of liquidity, averaged $299.5 million in 1998, an increase of $18.3 million, or 7%, from the $281.2 million average in 1997. This increase in average core deposits was supplemented with a $7.8 million increase in average jumbo certificates and a $20.3 million increase in average borrowed funds and other interest-bearing liabilities. During the first six months of 1999, core deposits averaged $327 million, or 12% higher than the $293 million average recorded during the first half of 1998.

     We have other potential sources of liquidity, including repurchase agreements. Additionally, we can borrow on credit lines established at several correspondent banks and at the Federal Home Loan Bank of Pittsburgh. The Federal Reserve Discount Window also provides a funding source of last resort.

Capital

     A strong capital base is essential to our continued growth and profitability and in that regard the maintenance of appropriate levels of capital is a management priority. Our principal capital planning goals are to provide an adequate return to shareholders while retaining a sufficient base from which to provide for future growth, while at the same time complying with all regulatory standards. As more fully described in Note 12 to the financial statements, regulatory authorities have prescribed specified minimum capital ratios as guidelines for determining capital adequacy to help insure the safety and soundness of financial institutions.

     As a result of the significant growth we have experienced in recent years, capital ratios, although well above the regulatory minimums, had been steadily decreasing. Based on management's intent to maintain a well-capitalized status as well as a desire to attract new shareholders, 144,000 shares of stock were offered and sold in 1995 resulting in an increase of $3.6 million of Tier 1 capital. On May 15, 1996, stockholders voted to increase the number of authorized shares from 1,500,000 to 5,000,000.

     Total stockholders' equity decreased $829,000, or 2.4%, during the first half of 1999 comprised of an increase in retained earnings in the amount of $2,230,000 after paying cash dividends and $135,000 from stock issued through dividend reinvestment offset by a $3,194,000 decrease in the market value of our securities available-for-sale. During the same period of 1998, total stockholders' equity increased $1,971,000, or 6.2%, comprised of an increase in retained earnings of $1,953,000, after paying cash dividends and an $18,000 increase in the market value of our securities available-for-sale. The total dividend payout during the first six months of 1999 and 1998 represents $.30 per share and $.27 per share respectively. Excluding the impact due to securities valuation, increases in core equity amounted to $2,365,000 and $1,953,000, respectively.

     The Board of Governors of the Federal Reserve System and other various regulatory agencies have specified guidelines for purposes of evaluating a bank's capital adequacy. Currently, banks must maintain a leverage ratio of core capital to total assets at a prescribed level, namely 3%. In addition, bank regulators have issued risk-based capital guidelines. Under such guidelines, minimum ratios of core capital and total qualifying capital as a percentage of risk-weighted assets and certain off-balance sheet items of 4% and 8% are required. As of June 30, 1999, First National Community Bank met all capital requirements with a leverage ratio of 7.00% and core capital and total risk-based capital ratios of 9.89% and 11.14%, respectively.

     The following schedules present information regarding risk-based capital and selected other capital ratios at June 30, 1999 and 1998, and at December 31, 1998, 1997 and 1996.

--------------------------------------------------------------------------------------------------------------------------
                                                     CAPITAL ANALYSIS
                                                  (dollars in thousands)
--------------------------------------------------------------------------------------------------------------------------
                                                          June 30                                December 31
                                                   1999            1998            1998             1997            1996
                                                 --------        --------        --------         ---------      ---------
Tier I Capital:
   Shareholders' equity                          $ 36,253        $ 32,435        $ 33,887         $ 30,483       $  27,247
      Total Tier I Capital                       $ 36,253        $ 32,435        $ 33,887         $ 30,483       $  27,247
Tier II Capital:
   Allowable portion of allowance for
       credit losses                             $  4,529        $  3,679        $  4,157         $  3,483        $  3,167
Total Risk-Based Capital                         $ 40,782        $ 36,114        $ 38,044         $ 33,966        $ 30,414
Total Risk-Weighted Assets                       $364,482        $295,354        $332,519         $278,680        $265,366
--------------------------------------------------------------------------------------------------------------------------


                                                       CAPITAL RATIOS
-------------------------------------------------------------------------------------------------------------------------
                                            June 30                             December 31
                                                                                                              Regulatory
                                     1999           1998           1998            1997           1996          Minimum
                                    ------         ------         ------          ------         ------       -----------
Total Risk-Based Capital            11.19%         12.23%         11.45%          12.19%         11.46%          8.00%
Tier I Risk-Based Capital            9.95%         10.98%         10.19%          10.94%         10.27%          4.00%
Tier I Leverage Ratio                7.00%          7.36%          7.10%           7.28%          7.41%          3.00%
Return on Assets                     1.17%          1.20%          1.13%           1.16%          1.13%            N/A
Return on Equity*                   16.97%         16.21%         15.29%          15.85%         14.83%            N/A
Equity to Assets Ratio*              6.66%          7.48%          7.17%           7.37%          7.42%            N/A
Dividend Payout Ratio               24.39%         24.90%         33.35%          30.06%         30.40%            N/A

* Includes the effect of SFAS 115 in the amount of $791,000 in 1998, $1,097,000 in 1997 and $384,000 in 1996.
--------------------------------------------------------------------------------------------------------------------------

     It is the philosophy of management and the Board of Directors to increase capital primarily through the retention of earnings During 1995, the bank offered and sold 144,000 shares of stock increasing the number of outstanding shares to 991,504. In 1996, the Board approved a 10% stock dividend which resulted in the issuance of 98,920 new shares and which increased the total number of shares outstanding to 1,090,424. During 1997, the Board of Directors again approved the payment of a 10% stock dividend adding 108,756 new shares and increasing the total number of shares outstanding to 1,199,180. In 1998, shareholders received a 100% stock dividend which doubled the outstanding shares to the current 2,398,360.

     During 1998, regulatory capital increased $3.4 million due to the retention of earnings after paying $1.7 million in cash dividends. Regulatory capital increased by $2.4 million during the first six months of 1999 to $36.3 million. As of June 30, 1999, there were 2,598,218 shares of stock available for future sale or stock dividends. The approximate number of stockholders of record at June 30, 1999 was 900.

                     ECONOMIC CONDITIONS AND FORWARD OUTLOOK

     Economic conditions affect financial institutions, as they do other businesses, in a number of ways. Rising inflation affects all businesses through increased operating costs but affects banks primarily through their management of their interest sensitive assets and liabilities in the rising rate environment. Economic recession can also have a material effect on financial institutions as the assets and liabilities affected by a decrease in interest rates must be managed in a way that will maximize the largest component of a bank's income - - net interest income. Recessionary periods also tend to decrease borrowing needs and increase the uncertainty inherent in the borrowers' ability to pay previously advanced loans. Additionally, reinvestment of investment portfolio maturities can pose a problem because attractive rates are not as available. Management closely monitors the interest rate risk of the balance sheet and the credit risk inherent in the loan portfolio in order to minimize the effects of fluctuations caused by changes in general economic conditions.

     When 1998 began, the Federal funds rate was 5.50%, the prime rate was 8.50%, and the thirty year Treasury bond was yielding 5.96%. At the same time, inflationary fears and problems in Asia were sending mixed signals but were providing upward pressure on interest rates as a majority of economists were leaning toward a Fed tightening during the first half of 1998. As recently as July, the Federal Open Market Committee minutes reveal that the risk of inflation was greater than the risk of weakness in the economy, but any change in policy was deferred. During the third quarter, foreign markets in Japan, Russia and Latin America were experiencing further weakness and reduced the chances of inflationary pressure domestically. In September, further pressures from abroad and the adverse consequences on domestic activity resulted in the Fed reducing the federal funds rate by 1/4 of a percentage point with a bias toward further easing. During the next 7 weeks, a second and third round of rate cuts followed resulting in the current federal funds rate of 4.75% and the corresponding reduction in the prime lending rate to 7.75%. As of year end, the yield on the thirty year Treasury bond was down 81 basis points to 5.15%.

     During the first quarter of 1999, economic activity continued to expand while tight labor markets presented a constant concern for rising inflation. Consumer spending was particularly strong while business spending, although slower than its fourth quarter surge, was still quite rapid. Despite these signs, however, there was no evidence of rising price inflation. In the second quarter, the Federal Reserve Policy Board shifted its bias toward tightening in light of persistent strength in domestic demand and the reduced risk of economic weakness abroad. While an upward trend in underlying inflation had not yet materialized, members of the Federal Reserve's policy making board were concerned that if recent developments continued, inflation was more likely to rise over time. Throughout this period, U.S. Treasury rates began a steady climb upwards, resulting in increases of over 1.00% in most terms and a yield on the thirty-year Treasury of 6.06%. At its meeting of June 30, 1999, the Federal Reserve increased rates by twenty-five basis points, the first increase in over two years. Future increases appear likely as economic reports continue to show an economy that is booming with no easing in the labor markets, although underlying forces could affect interest rates in either direction. With this in mind, management maintains a philosophy of not attempting to predict future rate movements but rather on focusing efforts to maintain earnings momentum in various rate environments.

     As of this writing, we are not aware of any pronouncements or legislation that would have a material impact on the results of operations.


                              YEAR 2000 COMPLIANCE

     We continue to address the potential impact of the Year 2000 issue on the processing of date sensitive information. The Year 2000 issue is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two-digit year value to 00. The issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or fail. In order to address the issues, we are utilizing both internal and external resources to identify and modify where necessary to ensure Year 2000 compliance.

     The bank formed a Year 2000 Operations Committee consisting of officers and employees from every area of the bank. This committee provides the manpower and knowledge to tackle the Year 2000 project in order to ensure that all mission critical systems and applications are identified and tested for Year 2000 compliance. We believe our greatest risk associated with the Year 2000 is if our customers and suppliers are not Year 2000 compliant. Due to the interrelatedness of our computer systems, they could cause our Year 2000 plan to fail.

     In addition, an Executive Committee was formed consisting of senior management and the Year 2000 project managers. This committee reviews all aspects of the bank's Year 2000 project efforts to ensure that the century date change is a smooth process for the bank. The Executive Committee also ensures that adequate resources are provided to assist in managing the Year 2000 project, provides guidance to the Operations Committee in its Year 2000 efforts, and reports to the Board of Directors regarding the status and any problems encountered during the course of the Year 2000 project.

     In addition to these committees, the bank contracted with a highly regarded computer consultant to the banking industry to independently verify and validate the bank's Year 2000 readiness program. In anticipation of what has been described as one of the most monumental and critical project activities of all time, the consultants performed an independent assessment of the bank's Year 2000 project planning activities to date. The consultant performed an independent verification and validation review on the bank's Year 2000 plans, activities and commitments and identified both strengths and weaknesses for the bank to act upon to further the bank's Year 2000 readiness. The results of this independent review has enabled the bank to focus its efforts on the more critical areas of the plan.

     Each area of our Year 2000 plan is being addressed according to the guidelines established by the FFIEC and other regulatory agencies. These guidelines include the five phases of the Year 2000 problem resolution process as listed in the May 16, 1997, OCC Advisory Letter AL 97-6 which is summarized below:

                                     % Completed       Projected Completion Date
                                     -----------       -------------------------
     Awareness of the problem             100%               Completed
     Assessment of complexity             100%               Completed
     Renovation                           100%               Completed
     Validation                           100%               Completed
     Implementation                        71%               12/01/99
     Overall                               94%               12/01/99

     At present, management believes its progress in remedying systems, programs and applications and installing Year 2000 compliant upgrades is complete. Despite our affirmative steps to remedy the Year 2000 problem, we are not certain that a partial or total systems interruption, or the cost necessary to upgrade hardware or software, would not have a material effect on our business, financial condition, results of operations and business prospects.

     We rely on third party vendors and service providers for our data processing capabilities and for maintenance of our computer systems. We initiated formal communications with our providers of data processing services and other external third parties in 1997 and 1998 to assess the Year 2000 readiness of their products and services. We are monitoring their progress in meeting their targeted schedules for an indication that they may not be able to correct the problems in time. Thus far, responses indicate that all of the significant providers currently have compliant versions available or are well into the renovation and testing phases.

     We have identified and prioritized those systems deemed to be mission critical and those that may have a significant impact on normal operations. We identified 36 mission critical vendors. These vendors have all responded with favorable Year 2000 readiness status, and expressed with confidence that their systems are Year 2000 compliant. However, we can give no guarantee that the service providers and vendors will timely renovate the systems on which we rely. If the service providers experience Year 2000 problems, we cannot assure that the service providers can be held legally liable for their problems.

     The following table summarizes the responses of our mission critical customers, lenders and service providers:

                                  Inquiry           Responses            Compliant
                                  Number        Number        %      Number          %
                                  ------        ------      ----     ------        ----
Material Loan Customers             42            17         40%       17          100%
Lenders & Service Providers        555           353         64%      353          100%
Mission Critical                    36            36        100%       36          100%
Non-Mission Critical               519           317         61%      317          100%


     Management reviewed our material loan customers, vendors and service providers through discussions and questionnaires regarding their Year 2000 preparedness. The level of their Year 2000 compliance is a factor in evaluating the bank's loan portfolio. Management performed a risk assessment on material loan customers, vendors and service providers who did not respond to the questionnaire. Supporting collateral and other sources of repayment were reviewed to ensure that a lack of Year 2000 preparedness will not create a loss due to a business disruption. Management and the Board of Directors determined that the amount of risk is acceptable. Management continues to monitor the progress of its material loan customers and other significant third parties. However, we can give no guarantee that the systems of these third parties will be timely renovated. If any of these third parties experience Year 2000 problems, we cannot assure that the third parties can be held legally liable for their problems.

Costs

     We conducted a comprehensive review of our computer systems that may be affected by the Year 2000 issue and took affirmative steps to remedy Year 2000 problems with our systems, programs and applications. In 1998 we spent $119,626 on renovations and upgrades. We budgeted $75,000 for 1999; and, as of September 30, 1999, we expended $44,896 for remedial measures. We have allotted an additional $25,000 for 2000 should we experience a partial or total systems interruption and we must implement our Year 2000 Contingency Plan.

Risk Assessment

     Based upon current information related to the progress of our major vendors and service providers, management has determined that the Year 2000 issue will not pose significant operational problems for our computer systems. This determination is based on the ability of those vendors and service providers to renovate, in a timely manner, the products and services on which our systems rely. However, we can give no guarantee that the systems of these third parties will be renovated in a timely manner.

Contingency Plan

     We developed a contingency plan for our mission critical systems in the event that system disruption or failure occurs to one or more of those systems. The plan provides operating procedures in the event that a partial or total system interruption occurs with respect to the century date change. While the contingency plan is complete, it will be updated as necessary throughout 1999. In a worst case scenario, the software that processes customer accounts would fail. Should this occur, we would maintain manual accounting of our accounts until the main processing software is corrected. We are committed to making available the human resources necessary to accommodate this temporary situation and will follow the steps outlined in our Year 2000 Contingency Plan.

     To that end, we will continue to conduct training sessions on our Year 2000 Contingency Plan during the fourth quarter of 1999 to ensure that employees are familiar with the procedures that may need to be implemented in such a worst case scenario.

                        DIRECTORS AND EXECUTIVE OFFICERS

     Our Board of Directors presently consists of 14 members, one-third (as nearly equal in number as possible) of whom are to be elected annually to serve for a term of three years.

     The following table sets forth the name, age and term of office of each of our executive officers and directors and the principal occupations of these individuals during the past five years. The executive officers are appointed to their respective offices annually. All of our directors also serve as directors of First National Community Bank and the terms for both expire at the same time. Unless otherwise indicated, the principal occupation listed for a person has been that person's occupation for at least the past five years. Because a majority of persons listed served as officers or directors of the bank before First National Community Bancorp, Inc. was formed as its holding company in 1998, the table indicates the earliest year a person became an officer or director for the bank or for the holding company.

                               Age as of                                            Director
                              October 1,       Principal Occupations During        or Officer      Position with First
       Name                      1999                 Past Five Years                Since         National Community
       ----                   ----------       ----------------------------        ----------      ------------------
Angelo F. Bistocchi               80        Retired Restauranteur                     1971         Director;
                                                                                                   Vice President of the
                                                                                                   Board of the bank since
                                                                                                   1978

Michael G. Cestone                37        President,                                1988         Director
                                            S. G. Mastriani Company
                                            (General Contractor)

Michael J. Cestone, Jr.           67        President, M. R. Company                  1969         Director;
                                            (Real Estate Corporation)                              Secretary of the Board of
                                            CEO, S. G. Mastriani Company                           the bank since 1971
                                            (General Contractor)

Joseph Coccia                     45        President,                                1998         Director
                                            Coccia Ford, Inc. and Coccia
                                            Lincoln Mercury, Inc.

William P. Conaboy                41        Vice President,                           1998         Director
                                            General Counsel
                                            Allied Services

Dominick L. DeNaples              62        President,                                1987         Director
                                            F & L Realty Corp.
                                            Vice President,
                                            DeNaples Auto Parts, Inc. and
                                            Keystone Landfill, Inc.

Louis A. DeNaples                 59        President,                                1972         Director;
                                            DeNaples Auto Parts, Inc. and                          Chairman of the Board of
                                            Keystone Landfill, Inc.                                the bank since 1988; Chairman
                                            Vice President,                                        of the Board of First National
                                            F & L Realty Corp.                                     Community since 1998

Joseph J. Gentile                 69        President,                                1989         Director
                                            Dunmore Oil Co., Inc.


                               Age as of                                            Director
                              October 1,       Principal Occupations During        or Officer      Position with First
       Name                      1999                 Past Five Years                Since         National Community
       ----                   ----------       ----------------------------        ----------      ------------------

Martin F. Gibbons                 83        Partner,                                  1979         Director
                                            Gibbons Ford

Joseph O. Haggerty                60        Retired Superintendent,                   1987         Director
                                            Dunmore School District

George N. Juba                    73        Consultant to the bank                    1973         Director

William S. Lance                  40        Senior Vice President since               1991         Officer
                                            1994;
                                            Treasurer of First National
                                            Community since 1998

J. David Lombardi                 50        President and Chief Executive             1986         Director;
                                            Officer of the bank since 1988                         Officer
                                            and of First National Community
                                            since 1998

John P. Moses                     53        Partner,                                  1999         Director
                                            Moses & Gelso, L.L.P.
                                            (Attorneys at Law)

John R. Thomas                    81        Chairman of the Board of                  1967         Director
                                            Wesel Manufacturing Company
                                            (design and manufacturing of
                                            precision machinery company)


     We held our 1999 Annual Meeting of Shareholders on May 19, 1999. At this meeting, Mr. Michael J. Cestone, Jr., Mr. Louis A. DeNaples, Mr. Joseph J. Gentile and Mr. Joseph O. Haggerty were elected as directors of First National Community Bancorp, Inc. and of the bank. Their terms expire in 2002.

     Due to the expansion of the bank into the Luzerne County marketplace, the Board of Directors believed it was appropriate to add an individual from Luzerne County to the board to help promote the bank. Thus, Mr. John P. Moses was appointed to the Board of Directors of the bank and First National Community Bancorp, Inc. on July 14, 1999.

Family Relationships

     Family relationships exist between the bank and our directors. Michael J. Cestone, Jr., Secretary of the Board of Directors, is the father of Michael G. Cestone. Dominick L. DeNaples is the brother of Louis A. DeNaples, Chairman of the Board.

                             EXECUTIVE COMPENSATION

     The table below shows the annual and long-term compensation for services in all capacities to us and to First National Community Bank for the fiscal years ended December 31, 1998, 1997 and 1996 to those persons who were, at December 31, 1998:

     o  our Chief Executive Officer; and

     o our other most highly compensated executive officers. The table shows the information only for those executives whose annual salary and bonus exceeded $100,000.

                                  Summary Compensation Table

                                                                                                    All Other
Name & Principal Position                            Year        Salary(1)       Bonus(2)      Compensation(3)(4)
-------------------------                            ----        ---------       --------      -------------------
J. David Lombardi(1)                                 1998         $179,000       $250,000            $25,979
President & Chief Executive Officer                  1997          169,000        200,000             25,402
     of First National Community                     1996          159,000        175,000             23,279
     Bancorp, Inc. and First
     National Community Bank

Thomas P. Tulaney                                    1998         $ 87,135       $ 40,000             12,538
Executive Vice President of First National           1997           81,000         32,000             10,651
     Community Bank                                  1996           78,000         25,000              9,427

Gerard A. Champi                                     1998         $ 79,634       $ 40,000             11,496
Executive Vice President of First National           1997           72,492         32,000              9,645
     Community Bank                                  1996           68,500         27,000              8,463

-------------------
(1) Includes Directors' fees from the bank of $24,000 for 1996, 1997 and 1998 for Mr. Lombardi.

(2) Cash bonuses are awarded at the conclusion of a fiscal year based upon the Board of Directors' subjective assessment of our performance as compared to both budget and prior fiscal year performance, and the individual contributions of the officers involved.

(3) The named executive officers did not receive perquisites or other personal benefits during 1998 which, in the aggregate, cost us the lesser of $50,000 or 10% of the named executive officers salary and bonus earned during the year. Perquisites and other personal benefits which were received by the named executives were valued based on their cost to us.

(4) Includes amounts contributed by the bank on the employees' behalf to the Employees' Profit Sharing Plan. Also included for Mr. Lombardi are premiums paid to purchase additional life insurance which amounted to $2,008 in 1996, 1997 and 1998 and Director bonuses amounting to $7,500 in 1996, 1997 and 1998, respectively.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Indebtedness of Management

     Some of our directors and officers and the companies with which they are associated, were customers of and had banking transactions with the bank in the ordinary course of its business during 1998 and the bank expects to continue such banking transactions in the future. All loans and commitments to loan included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons of similar creditworthiness and in the opinion of the Board of Directors, do not involve more than a normal risk of collectibility or present other unfavorable features.

     At June 30, 1999, the outstanding principal amount of indebtedness to the bank owed by directors and executive officers and their associates, who were indebted to the bank on that date, aggregated $10.1 million which represented approximately 29.8% of our equity capital accounts.

The Board of Directors

     During 1998, our Board of Directors held 5 meetings. Directors received no remuneration for attendance at those meetings.

     During 1998, the bank's Board of Directors held 23 meetings. Each of the directors attended at least 75% of the scheduled meetings of the bank's Board of Directors with the exception of Mr. George N. Juba.

     The directors generally function as a full board. In lieu of a nominating committee, the full Board nominates the slate for the election of the Board of Directors. In lieu of a compensation committee, the full Board appoints and sets compensation of officers and directors. In lieu of an audit committee, the full board appoints the independent outside accountants to conduct external audits of our books, records and procedures and meets with the outside accountants to discuss the results of their audits. To assure maximum independence and candor in the internal audit function, management director Lombardi, who serves as President and Chief Executive Officer, does not participate in the board's deliberations when the Board receives reports from its internal auditor. During 1998, the Board held four meetings of this type. All non-management members attended at least 75% of the scheduled meetings except Mr. George N. Juba and Mr. Joseph Coccia.

     In 1993, the Board of Directors of the bank established a Senior Loan Committee to meet on alternating weeks as deemed necessary. Membership on this committee consists of:

     o the Chairman, President and Chief Executive Officer of the bank (permanent members); and

     o other members of the Board of Directors (appointed on a rotating basis quarterly, with no more than three members appointed from this group at any one time.)

     In 1998, the Senior Loan Committee held 12 meetings. Each appointed director was present for at least 75% of the scheduled meetings except Mr. Michael J. Cestone, Jr., Mr. William P. Conaboy, Mr. John R. Thomas and Mr. George N. Juba.

Compensation of Directors

     Members of First National Community Bancorp, Inc.'s Board of Directors receive no remuneration for attendance at meetings.

     Members of the bank's Board of Directors are compensated at the rate of $1,000 per meeting, including 4 compensated absences at full compensation, after which members are not paid for any unexcused absence, except for Mr. George N. Juba who is compensated for unlimited absences due to illness. The bank allows excused absences due to other bank business. The aggregate amount of Board fees paid in 1998 was $284,000. Certain directors also receive fees for additional services rendered. The aggregate amount of these fees paid in 1998 was $31,500. All directors of the bank also received a bonus of $7,500 in 1998.

Compensation Committee Interlocks and Insider Participation

     J. David Lombardi, our President and Chief Executive Officer and that of the bank, is a member of our Board of Directors and also of the bank. Mr. Lombardi makes recommendations to the Board of Directors regarding compensation of employees. Mr. Lombardi does not participate in conducting his own review. The entire Board of Directors votes to establish and approve our compensation policies.

Employment Agreement

     The bank entered into an employment agreement with Mr. J. David Lombardi, President and Chief Executive Officer, effective on January 1, 1990, and as amended September 28, 1994. On July 8, 1998, our Board of Directors approved and adopted an amendment to the employment agreement that added us as a party to the agreement. This agreement is designed to assist us and the bank in retaining a highly qualified executive and to help ensure that if we are faced with an unsolicited tender offer proposal, Mr. Lombardi will continue to manage us without being unduly distracted by the uncertainties of his personal affairs and thereby will be better able to assist in evaluating such a proposal in an objective manner.

     The agreement provided for a base annual salary of $155,000 in 1998. The Board may establish additional compensation by way of salary increases, bonuses or fringe benefits from time to time. The agreement does not preclude Mr. Lombardi from serving as one of our directors and as one of the bank's and receiving related fees.

     We may terminate the agreement with or without "just cause," as defined in the agreement, or upon death, permanent disability, or normal retirement of Mr. Lombardi, or, upon the termination of Mr. Lombardi's employment by resignation or otherwise. In the event we terminate his employment with "just cause," Mr. Lombardi will receive a salary payment at his then effective base salary, as if his employment had not been terminated, for a period of 3 months, excluding bonuses or fringe or supplemental payments previously authorized by the Board of Directors. In the event that we terminate him without just cause, Mr. Lombardi will continue to receive, each month for a period of 2 years from the effective date of termination:

     o his monthly base salary payments from the bank at the rate in effect on the date of his termination;

     o  his Board of Directors fees; and

     o 1/12th of the average of the bonuses paid to him over the preceding 3 years.

     In the event that there is a "change in control," as defined in the agreement, and as a result of the change in control:

     o  Mr. Lombardi's employment is terminated; or

     o  his duties or authority are substantially diminished; or

     o he is removed from the office of Chief Executive Officer of the reorganized employer;

then Mr. Lombardi may terminate his employment by giving notice to the bank within 60 days of the occurrence of the "change in control."

     Upon termination, we are obligated to pay Mr. Lombardi the following:

     o 3 times his annual base salary as in effect on the date of the change in control;

     o  3 times his annual Board of Director's fee; and

     o  3 times the average of his bonuses for the prior 3 years.

     Subsequent to termination, Mr. Lombardi may not accept employment in any office or branch of any financial institution or subsidiary in Lackawanna County, Pennsylvania for a period of 3 years, unless we terminated his employment "without just cause."

                         BENEFICIAL OWNERSHIP OF SHARES

Principal Owners

     We set forth in the following table, as of October 1, 1999, the name and address of each person who owns of record or who is known by the Board of Directors to be the beneficial owner of more than 5% of our outstanding common stock, the number of shares beneficially owned by the person and the percentage of our outstanding common stock so owned.

                                                               Percentage of Outstanding
                                                                      Common Stock
Name and Address              Shares Beneficially Owned            Beneficially Owned
----------------              -------------------------        --------------------------
Louis A. DeNaples                      176,693                           7.34%
400 Mill Street
Dunmore, PA  18512

Dominick L. DeNaples                   164,454                           6.83%
400 Mill Street
Dunmore, PA  18512


Beneficial Ownership by Directors and Principal Officers

     We set forth in the following table certain information, as of October 1, 1999, regarding the beneficial ownership of our common stock by each director and nominee, all directors and executive officers as a group, and all persons who own beneficially more than 5% of our outstanding common stock. Management knows of no persons, other than directors Louis A. DeNaples and Dominick L. DeNaples, who own beneficially more than 5% of the company's outstanding stock. Unless otherwise listed, shares beneficially owned represent sole voting and investment power of the individuals named.

     We determine the securities "beneficially owned" by an individual in accordance with the definitions of "beneficial ownership" in the regulations of the Securities and Exchange Commission and may include securities owned by or for the individual's spouse and minor children and any other relative who has the same home, as well as securities to which the individual has or shares voting or investment power or has the right to acquire beneficial ownership within 60 days after October 1, 1999. Individuals may disclaim beneficial ownership as to certain of the securities. Unless otherwise indicated, all shares are legally owned by the reporting person individually or jointly with his spouse.

                                      Shares Beneficially           Percentage
Name of Individual                           Owned                   of Class
------------------                    -------------------            --------
Angelo F. Bistocchi                         20,207                     0.84
Michael G. Cestone                          10,066                     0.42
Michael J. Cestone, Jr. (1)                 36,392                     1.51
Joseph Coccia                               12,051                     0.50

                                      Shares Beneficially           Percentage
Name of Individual                           Owned                   of Class
------------------                    -------------------           ----------
William P. Conaboy                             937                     0.04
Dominick L. DeNaples (2)                   164,454                     6.83
Louis A. DeNaples (3)                      176,693                     7.34
Joseph J. Gentile (4)                      106,813                     4.44
Martin F. Gibbons                           15,378                     0.64
Joseph O. Haggerty                           3,904                     0.16
George N. Juba                              14,644                     0.61
J. David Lombardi (5)                       27,948                     1.16
John P. Moses                                1,770                     0.07
John R. Thomas (6)                          38,146                     1.58
All directors and executive
  officers as a group (15)                 630,244                    26.18

-----------------
(1) Includes 8,090 shares owned individually by his spouse.
(2) Includes 12,099 shares held jointly with his children.
(3) Includes 2,301 shares owned individually by his spouse and 7,523 shares held jointly with his children.
(4) Includes 21,765 shares owned individually by his spouse.
(5) Includes 145 shares held by his minor children.
(6) Includes 5,424 shares owned individually by his spouse.


                                 TRANSFER AGENT

     Registrar and Transfer Company of Cranford, New Jersey, our stock transfer agent, will act as registrar and transfer agent for the common stock offered under this prospectus.

                                     EXPERTS

     The consolidated financial statements of First National Community Bancorp, Inc. and subsidiary as of December 31, 1998, and 1997, and for each of the years in the two-year period ended December 31, 1998, included in this prospectus have been audited by Demetrius & Company, L.L.C., independent certified public accountants, as indicated in its report with respect to the financial statements and are included in reliance upon the authority of the firm as experts in accounting and auditing.

     The consolidated statements of income, changes in stockholders' equity and cash flows of First National Community Bank and Subsidiary for the year ended December 31, 1996, included in this prospectus have been audited by Robert Rossi & Co., independent certified public accountants, as indicated in its report with respect to the financial statements and are included in reliance upon the authority of the firm as experts in accounting and auditing.

                                  LEGAL MATTERS

     Shumaker Williams, P.C., our special counsel for this matter, will issue an opinion on the legality of our shares of common stock to be issued in connection with this offering and certain other legal matters relating to the transaction.

                       WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, and, accordingly, file reports, proxy statements and other information with the Securities and Exchange Commission. The reports, proxy statements and other information filed with the Commission are available for inspection and copying at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at World Trade Center, Suite 1300, New York, New York 10048. Copies of these documents may also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. We are an electronic filer with the Commission. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's web site is: http://www.sec.gov. Our web site address is: fncb.com.

     No person has been authorized to give any information or to make any representation not contained in this prospectus, and if given or made, any such information or representation should not be relied upon as having been authorized. This prospectus does not constitute an offer to any person to exchange or sell, or a solicitation from any person of an offer to exchange or purchase, the securities offered by this prospectus in any jurisdiction in which it is unlawful to make such an offer or solicitation. Neither the delivery of this prospectus nor any distribution of the securities to which this prospectus relates shall, under any circumstances, create any implication that the information contained herein is correct at any time subsequent to the date hereof.

     This prospectus forms a part of a registration statement that we have filed with the Commission under the Securities Act of 1933, with respect to the common stock that we intend to offer to the public. This prospectus does not contain all of the information in the registration statement. The Commission's rules and regulations permit omission of certain information. You may inspect and copy the registration statement, including any amendments or exhibits at the locations mentioned above. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. We refer you to the copy of the contract or other document, filed as an exhibit to the registration statement. We also qualify our discussions by these documents.

                     FIRST NATIONAL COMMUNITY BANCORP, INC.

                          INDEX TO FINANCIAL STATEMENTS

                                       AND

                       SUPPLEMENTARY FINANCIAL INFORMATION


                                                                           Page
                                                                           ----
Selected Financial Data                                                    25
Management's Discussion and Analysis
  of Financial Condition and Results of Operations                         26

INDEPENDENT AUDITOR'S REPORT                                               F-2

AS OF AND FOR THE SIX MONTHS ENDED
     JUNE 30, 1999 AND 1998 (unaudited)
         Consolidated Statement of Condition                               F-3
         Consolidated Statement of Income                                  F-4
         Consolidated Statement of Cash Flows                              F-5
         Consolidated Statement of Changes in Stockholders' Equity         F-7

YEARS ENDED DECEMBER 31, 1998 AND 1997
         Consolidated Statement of Condition                               F-8
         Consolidated Statement of Income                                  F-9
         Consolidated Statement of Cash Flows                              F-10
         Consolidated Statement of Changes in Stockholders' Equity         F-12

                             Intentionally Omitted
                                Previously Filed















                                       F-2